UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
9 February

2022
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):_____
This Report on Form 6-K contains a report of

the fourth quarter 2021 results of Equinor ASA.

Equinor fourth quarter 2021

Equinor fourth quarter 2021 and year end results
Equinor reports record high adjusted earnings of USD 15.0 billion and USD 4.40 billion after tax in the fourth quarter of 2021. IFRS net operating income was USD 13.6 billion and the
IFRS net income was USD 3.37 billion.
2021 was characterised by:
●

Adjusted earnings after tax of USD 10.0 billion for the full year 2021.
●

Increase in oil prices and unprecedented European gas price in second half.
●

Strong operational performance and increased annual production of oil and gas by 3.2%
(1)
.
●

Continued cost focus and capital discipline.

●

Very strong free cash flow of USD 25.0 billion
(2)

and net debt reduction.
●

The Board proposes

increasing the fourth quarter quarterly cash dividend to 20 cents per share, increasing the share buy-back
programme up to USD 5 billion for 2022, and announce an extraordinary quarterly cash dividend of 20 cents per share for four
quarters.

“We are capturing value from high prices for gas and liquids with excellent performance and increased production.

This resulted in
very strong adjusted earnings after tax for the quarter and the full year. In addition, continued improvements and capital discipline contributes to the strong free cash flow of 25 billion dollars and a significant strengthening of our balance sheet, “says Anders Opedal,
President and CEO of Equinor ASA.
“In 2021, there was still operational impact from the pandemic, but the markets recovered with high prices,

especially in the second
half of the year. In Europe the energy prices reached record levels impacting industries and societies. Equinor focused on safe and stable operations as a reliable energy provider. Together with partners and regulators, we took steps to increase the production of piped gas to Europe significantly”,

says Opedal.
“We continue to invest in profitable projects supporting the energy transition. In the quarter, we took the final investment decision on
Dogger Bank C, the third phase of the world’s biggest offshore wind farm and announced a divestment of a 10% interest in the project. The plan for development and operation (PDO) for Troll West electrification was approved by the Norwegian authorities, which means that oil can be produced from the prolific Troll-

and Fram area with low emissions. We also progressed our renewable project pipeline,” says Opedal.
Adjusted earnings [5] were USD 15.0 billion in the fourth quarter, up from USD 0.76 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 4.40 billion, up from negative USD 0.55 billion in the same period last year.
IFRS net operating income was USD 13.6 billion in the fourth quarter, up from negative USD 0.99 billion in the same period in 2020.
IFRS net income was USD 3.37 billion in the quarter, compared to negative USD 2.41 billion in the fourth quarter of 2020. Net operating income was positively impacted by higher prices and increased production of gas and liquids. Following the high results for
gas derivatives in third quarter, there has been a negative effect when the volumes have been delivered in the European gas market in the fourth quarter. The impairments of USD 1.80 billion in the fourth quarter includes the impairment of USD 1.78 billion related to
Mariner in the UK caused by revision of the reserve estimates.
Strong operational performance across all segments in the quarter
All E&P segments benefitted from the higher prices for gas and liquids. Strong operational performance, continued improvement
efforts and strict capital discipline supported additional value creation and strong cash flow. Based on the strong financial results for the full year, taxes to be paid from the Norwegian continental shelf in the first half of 2022, relating to the 2021 results, are expected at
around USD 12.2 billion.
E&P Norway delivered record earnings based on higher prices and increased gas production and production from new wells and
fields, compared to the same quarter last year. With tax payments in the quarter based on previously lower price expectations, E&P
Norway contributed significantly to the group cash flow.
E&P International and E&P USA delivered strong results and cash flow, both benefitting from good operations and higher prices in
2021.

Adjusted for portfolio measures.

This is a non-GAAP figure. For more information,

see Use and reconciliation of non-GAAP financial

measures in the Supplementary section
in the report.

Equinor fourth quarter 2021

The Marketing, Midstream and Processing segment results were impacted by negative effects from price risk management of bilateral
contracts offsetting gains from prior quarters in 2021. The negative effects were partially offset by strong results from Danske
Commodities.
The Renewable segment benefitted from a production increase compared to the same quarter last year with higher availability from
offshore wind assets and higher power prices.
Increased production
Equinor delivered a total equity production of 2,158 mboe per day in the fourth quarter, up from 2,043 mboe per day in the same period in 2020. Production from Troll phase 3, Martin Linge and increased production from Johan Sverdrup, as well as solid production efficiency and optimised gas production contributed to the growth.
Equity production of renewable energy for the quarter was 526 GWh, up from 480 GWh for the same period last year, benefitting from
the production from the Guanizuil IIA solar plant in Argentina.
In 2021 Equinor completed 21 exploration wells with 8 commercial discoveries and 4 wells were ongoing at year end. Adjusted
exploration expenses

in the fourth quarter were USD 0.20 billion, compared to USD 1.25 billion in the same quarter of 2020.
The proved reserves replacement ratio (RRR) was 113%

in 2021 and a three-year average of 61%. With 5.36 billion barrels in proved reserves, Equinor’s reserves to production ratio (R/P) was 7.5 years.
Solid cash flow
Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 18.0 billion for the
fourth quarter,

compared to USD 3.8 billion for the same period in 2020. Organic capital expenditure

[5] was USD 8.1 billion for 2021.
At the end of the quarter adjusted net debt to capital employed

(3)

was negative 0.8%, down from 13.2% in the third quarter of 2021, impacted by lower tax payments in the second half of 2021 based on previously lower price expectations and tax payments deferred
to the first half of 2022. Including the lease liabilities according to IFRS 16, the net debt to capital employed
(3)

was 7.7%.
Stepping up capital distribution
The board of directors proposes to the annual general meeting a cash dividend of USD 0.20 per share for the fourth quarter 2021, an
increase from USD 0.18 per share announced for the previous two quarters.
The second tranche of the share buy-back programme for 2021 was completed by 31 January 2022 with a total value of USD 1 billion.
For 2021 total share buy-back amounts to USD 1.3 billion.
The board of directors has decided to increase the share buy-back programme for 2022 up to USD

5 billion. This is based on the
strong results in 2021, the strength of the balance sheet and the outlook.
The first tranche in 2022 of USD 1 billion commences on 10 February and will end no later than

25 March 2022. Due to the narrow
trading window the tranche for the quarter is lower than the proportionate share of the announced share buy-back for the full year of
2022.
The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and
Equinor’s net debt ratio
(3)

stays within the communicated ambition of 15-30 % and this is supported by commodity prices. Execution of
share buy-backs after the 2022 annual general meeting is subject to a renewed authorization, including renewal of the agreement with
the Norwegian State.
In addition, the board proposes an extraordinary cash dividend of USD 0.20 per share, per quarter from fourth quarter 2021 to third
quarter 2022. This is based on high commodity prices in the second half of 2021, strong earnings and supportive commodity prices.
All share buyback amounts include shares to be redeemed by the Norwegian State.
Emissions and serious incidents frequency
Average CO2-emissions from Equinor’s operated upstream production, on a 100% basis, were

7.0 kg per boe in 2021, compared to

8.0 kg per boe in 2020.
The twelve-month average Serious Incident Frequency (SIF) 2021 was 0.4, down from 0.5 in 2020.

This is a non-GAAP figure. Comparison numbers

and reconciliation to IFRS are presented

in the table Calculation of capital employed and
net debt to capital employed ratio as shown under

the Supplementary section in the report.

Equinor fourth quarter 2021

Quarters Change Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million, unless stated otherwise) 2021 2020 Change
13,578 9,567 (989) N/A Net operating income/(loss) 33,663 (3,423) N/A
14,989 9,771 756 >100% Adjusted earnings [5]

33,486
1)
3,938 >100%
3,370 1,409 (2,416) N/A Net income/(loss) 8,576 (5,496) N/A
4,397 2,777 (554) N/A Adjusted earnings after tax [5]

10,042
1)
924 >100%
2,158 1,996 2,043 6% Total equity liquids and gas production (mboe per day) [4] 2,079 2,070 0%
75.9 69.2 40.6 87% Group average liquids price (USD/bbl) [1] 66.3 36.5 82%
1) Restated following a change in the policy for

adjusted earnings.

For more information, see Use and reconciliation

of non-GAAP financial measures in the Supplementary

disclosures.
Capital markets update

Today,

Equinor presents its update to the capital markets, focusing on key deliveries:
●

Ambition to reduce net group-wide greenhouse gas emissions with 50% by 2030, aiming for 90 percent of this to be delivered as
absolute reductions
●

Growing cash flow and returns, with a free cash flow before capital distribution of around USD 25 billion in the period 2022-2026
4
●

Return on capital employed (ROACE) of around 14% in the period 2022 to 2030
4
●

Transition on track, expecting more than 50% gross investments
5

in renewables and low carbon solutions by 2030
“Today

we set a new ambition and share the progress we have made in delivering an accelerated transition with clear climate
ambitions, while growing cash flow and returns. We deliver competitive capital distribution and propose to increase both the dividend,
and the share buy-back programme. Equinor stays committed to our focused strategy and continues to deliver in the energy transition
building on our strengths and technology leadership – creating value as an early mover and industry shaper,” says Opedal.
“We are strengthening our position as a leading company in the energy transition with an ambition of net 50% emission reduction in
scope 1 and 2 in our operated assets by 2030. The new ambition is aligned with the Paris agreement and a pathway to limit global
warming to 1.5 degree Celsius. This is a significant step that will demand a great effort,” says Opedal.
“Equinor has progressed on the focused strategy to optimise within oil and gas, high value growth in renewables and develop new
markets in low carbon solutions. We believe our oil and gas portfolio can deliver above USD 40 billion in free cash flow towards
2026
(4)
. We are on path developing a profitable renewable business. Within low carbon solutions we are developing a broad portfolio, with Northern Lights on track for commercial operations in 2024,” says Opedal.
Optimised oil and gas portfolio
Equinor will maintain stable investments in a competitive project portfolio. Major projects coming on stream by the end of 2030 have
an average break even below 35 USD/bbl
6

and a pay-back time of around 2.5 years
(7,4)
. The Norwegian Continental Shelf will continue
to be Equinor’s backbone, maintaining production and generating significant cash flow towards 2030, building on technology leadership and utilising existing infrastructure. Internationally we are progressing well on our Brazilian portfolio and we expect start-up
of the Bacalhau project in 2024.
High value growths within renewables
The project pipeline within renewables is competitive and in line with the ambitions of an installed capacity of 12

– 16 GW
8

by 2030.
Equinor’s installed equity capacity is 0.7 GW. In 2021 we have farmed down and secured financing on Dogger Bank C,

the last phase
of the world’s largest offshore wind farm in the UK. Equinor has also signed a cooperation agreement with Korean East-West Power

Based on Brent blend 65 USD/bbl, Henry

Hub 3.5 USD/mmbtu and European gas price 2022:

22 USD/mmbtu, 2023: 12 USD/mmbtu and
2024 onwards: 7 USD/mmbtu.
5
Gross capex defined as capex before project financing.
6
Volume weighted.
7
Volume

weighted average, from production start.
8
Equinor share, including ownership share in Scatec

ASA.

Equinor fourth quarter 2021

for

3 GW of offshore wind projects in South-Korea.

Equinor expect project base returns of 4-8% real and remains determined to capture higher equity returns through project financing and farm downs. In 2021 Equinor booked capital gains of USD 1.4 billion from
renewables.
New market opportunities in low carbon solutions
The energy transition represents an opportunity for Equinor to leverage its leading position within carbon management and hydrogen,
and to develop and grow new value chains and markets. In the first third party carbon transport and storage project Northern Lights,
the capabilities, technology and relations with customers, governments and partners are leveraged.

By 2035, Equinor’s ambition is to
develop the capacity to store 15 – 30 million tonnes CO2 per year and to provide clean hydrogen in 3 – 5 industrial clusters.
Finally, Equinor announces its updated outlook:
●

Equinor expects average annual organic capex [5] of around USD 10 billion in 2022 and

2023, and around USD 12 billion for
2024 and 2025
●

Equinor expects to deliver around 2% growth in production in 2022

Equinor fourth quarter 2021

GROUP REVIEW
Fourth quarter 2021
Total equity liquids and gas production

[4] was 2,158 mboe per day in the fourth quarter of 2021, compared to 2,043 mboe per day
in the fourth quarter of 2020. The increase was mainly due to deferred turnarounds performed in the fourth quarter of 2020 as a result
of Covid-19 implications on the Norwegian continental shelf, positive contributions from Martin Linge and Gina Krog in addition to
higher flexible gas off-take partially offset by the divestment of an unconventional US onshore asset in the second quarter of 2021

and
expected natural decline.
Total entitlement liquids and gas production [3] was 2,012 mboe per day in the fourth quarter of 2021, compared to 1,912 mboe per day in the fourth quarter of 2020. The production was influenced by the factors mentioned above in addition to lower entitlements
under production sharing agreements (PSA) [4] as a result of higher prices.

The net effect of PSA and US royalties was in total 145
mboe per day in the fourth quarter of 2021 compared to 131 mboe per day in the fourth quarter of 2020.
Quarters Change Condensed income statement under IFRS Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (unaudited, in USD million) 2021 2020 Change
32,608 23,264 11,746 >100% Total revenues and other income 90,924 45,818 98%
(11,543) (9,052) (5,533) >100% Purchases [net of inventory variation] (35,160) (20,986) 68%
(2,504) (2,386) (2,156) 16% Operating and administrative expenses (9,378) (9,537) (2%)
(4,777) (2,034) (3,478) 37% Depreciation, amortisation and net impairment losses (11,719) (15,235) (23%)
(206) (226) (1,569) (87%) Exploration expenses (1,004) (3,483) (71%)
13,578 9,567 (989) N/A Net operating income/(loss) 33,663 (3,423) N/A
3,370 1,409 (2,416) N/A Net income/(loss) 8,576 (5,496) N/A
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 71,213 million at

31 December 2021, compared to USD 78,919 million at 31 December 2020.
Net operating income
was positive USD 13,578 million in the fourth quarter of 2021, compared to negative USD 989 million in the
fourth quarter of 2020. The increase was mainly

due to higher average prices for gas and liquids, partially offset by higher impairments.
In the fourth quarter of 2021, net operating income was negatively impacted by impairments
9

of USD 1,802 million and positively
impacted by inventory hedges of USD 346 million. In the fourth quarter of 2020, net operating income was negatively impacted by
impairments of USD 1,299 million and inventory hedging effects of USD 315 million.
9

For more information, see note 2 Segments

to the Condensed interim financial statements.

Equinor fourth quarter 2021

Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
31,836 24,134 11,985 >100% Adjusted total revenues and other income

89,088
1)
45,908 94%
(11,201) (9,127) (5,298) >100% Adjusted purchases [6] (34,930) (21,154) 65%
(2,465) (2,464) (2,184) 13% Adjusted operating and administrative expenses (9,389) (9,159) 3%
(2,979) (2,565) (2,495) 19%
Adjusted depreciation, amortisation and net impairment
losses (10,431) (9,520) 10%
(202) (207) (1,252) (84%) Adjusted exploration expenses (852) (2,138) (60%)
14,989 9,771 756 >100% Adjusted earnings [5]

33,486
1)
3,938 >100%
4,397 2,777 (554) N/A Adjusted earnings after tax [5]

10,042
1)
924 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
1) Restated following a change in the policy for adjusted earnings. For more information,

see Use and reconciliation of non-GAAP
financial measures in the Supplementary disclosures.
Adjusted total revenues and other income
were USD 31,836 million in the fourth quarter of 2021, compared to USD

11,985 million
in the fourth quarter of 2020. The increase was mainly due to significantly higher average prices for gas and liquids in addition to
higher gas production.
Adjusted purchases

[6] were USD 11,201 million in the fourth quarter of 2021, compared to USD 5,298 million in the fourth quarter of
2020. The increase was mainly due to significantly higher average prices for gas and liquids.
Adjusted operating and administrative expenses were USD 2,465 million in the fourth quarter of 2021, compared to USD 2,184 million in the fourth quarter of 2020. The increase was mainly due to higher operation and maintenance costs. Higher selling, general
and administrative expenses in addition to the NOK/USD exchange rate development added to the increase, partially offset by lower
transportation costs.
Adjusted depreciation, amortisation and net impairment losses were USD 2,979 million in the fourth quarter of 2021, compared to

USD 2,495 million in the fourth quarter of 2020. The increase was mainly due to investments and new fields in production.
Adjusted exploration expenses
were USD 202 million in the fourth quarter of 2021, compared to USD 1,252 million in the fourth
quarter of 2020. The decrease was mainly due to write-down of previously capitalised well costs same quarter last year, higher portion
of exploration expenditure being capitalised this quarter and previously expensed wells being recapitalised due to related projects
being matured. Higher drilling and seismic costs partially offset the decrease. For more information, see the table titled Adjusted
exploration expenses in the Supplementary disclosures.
After total adjustments
10

of USD 1,411 million to net operating income,
Adjusted earnings

[5] were USD 14,989 million in the fourth
quarter of 2021, an increase of USD 14,232 million from the fourth quarter of 2020.
Adjusted earnings after tax

[5] were USD 4,397 million in the fourth quarter of 2021, which reflects an effective tax rate on adjusted earnings of 70.7%, compared to 173.2% in the fourth quarter of 2020. The change in the effective tax rate was mainly caused by
increased adjusted earnings in the fourth quarter of 2021 in entities with lower than average tax rates and in entities without
recognised deferred tax assets. This was partially offset by lower effect of uplift deduction in the fourth quarter of 2021 and changes in
provision for best estimates for uncertain tax position in the fourth quarter of 2020.
Cash flows provided by operating activities increased by USD 5,808 million compared to the fourth quarter of 2020. The increase was mainly due to higher liquids and gas prices and partially offset by increased tax payments and changes in working capital.
10
For items impacting net operating income, see Use

and reconciliation of non-GAAP financial measures

in the Supplementary disclosures.

Equinor fourth quarter 2021

Cash flows used in investing activities
increased by USD 5,578 million compared to the fourth quarter of 2020. The increase was
mainly due to increased financial investments and decreased proceeds from sale of assets partially offset by increased cash flow from
derivatives.
Cash flows used in financing activities decreased by USD 1,461 million compared to the fourth quarter of 2020. The decrease was mainly due to increase in short term debt partially offset by increased payments of debt and payments related to dividends and the
share buy-back programme.
Total cash flows increased by USD 1,690 million compared to the fourth quarter of 2020.
Free cash flow

[5] in the fourth quarter of 2021 was USD 8,578 million compared to USD 1,363 million in the fourth quarter of 2020.
The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices partially offset by increased tax
payments, increased payments related to dividends and the share buy-back programme, and decreased proceeds related to sale of
assets.
Full year 2021 review
Net operating income
was positive USD 33,663 million in the full year of 2021, compared to negative USD

3,423 million in the full
year of 2020. The increase was mainly due to higher average prices for gas and liquids in addition to lower net impairments
11
.
In the full year of 2021, net operating income was positively impacted by net gains on sale of assets of USD 1,515 million,

operational
storage effects of USD 231 million and change in fair value of derivatives of USD 146 million. Net impairments of USD 1,440 million
partially offset the increase. In the full year of 2020, net operating income was negatively impacted mainly by net impairments of USD
7,049 million and provisions of USD 296 million.
Adjusted total revenues and other income
were USD 89,088 million in the full year of 2021 compared to USD 45,908 million in the
full year of 2020. The increase was mainly due to significantly higher average prices for gas and liquids.
Adjusted purchases
[6] were USD 34,930 million in the full year of 2021 compared to USD 21,154 million in the full year of 2020.
The increase was mainly due to significantly higher average prices for gas and liquids.
Adjusted operating and administrative expenses were USD 9,389 million in the full year of 2021, compared to USD 9,159 million in the full year of 2020. The increase was mainly due to the NOK/USD exchange rate development,

increased operation and
maintenance activities in addition to increased royalties in the E&P International segment.

Lower transportation costs caused by lower
freight rates on shipping of liquids in addition to lower liquids volumes partially offset the increase.
Adjusted depreciation, amortisation and net impairment losses were USD 10,431 million in the full year of 2021, compared to
USD 9,520 million in the full year of 2020. The increase was mainly due to investments, the

NOK/USD exchange rate development
and new fields in production. The increase was partially offset by increased reserves estimates especially in the E&P

International
segment and a lower depreciation basis resulting from the divestment of an unconventional US onshore asset in the second quarter of
2021 in the E&P USA segment.
Adjusted exploration expenses
were USD 852 million in the full

year of 2021, compared to USD 2,138 million in the full year of
2020. The decrease was mainly due to write-down of previously capitalised well costs in

2020, previously expensed wells being
recapitalised this year due to related projects being matured on NCS and lower drilling costs. Higher field development and seismic
costs partially offset the decrease. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.
After total adjustments
12

of USD 177 million to net operating income,
Adjusted earnings

[5] were USD 33,486 million in the full year
of 2021, an increase of USD 29,548 million compared to the full year of 2020.
Adjusted earnings after tax

[5] were USD 10,042 million in the full year of 2021, compared to USD 924 million in the full year of
2020. The effective tax rate on adjusted earnings was 70.0% in the full year of 2021, compared to an effective tax rate of 76.5% in the full year of 2020. The decrease in the effective tax rate was mainly caused by increased adjusted earnings in the full year of 2021 in
entities with lower than average tax rates and in entities without recognised taxes. This was partially offset by lower effect of uplift
deduction in the full year of 2021 and changes in provision for best estimates for uncertain tax position in the full year of 2020.
Based on adjusted earnings after tax and average capital employed, calculated return on average capital employed (ROACE)

[5]
11

For more information, see note 2 Segments

to the Condensed interim financial statements.
12

Restated following a change in the policy for adjusted

earnings. For more information on items impacting

net operating income, see Use and
reconciliation of non-GAAP financial measures in the

Supplementary disclosures.

Equinor fourth quarter 2021

was 22.7% for the 12-month period ended 31 December 2021 and 1.8% for the 12-month period ended 31 December 2020.

Organic capital expenditures

[5] amounted to USD 8.1 billion for the full year 2021. Total capital expenditures were USD 8.5 billion for the full year 2021.
Estimated Proved reserves
at the end of 2021 were 5.356 billion barrels of oil equivalent (boe), a net increase of 96 million boe
compared to 5.260 billion boe at the end of 2020.
The increase was mainly due to upward revisions and extensions of net 902 million boe, strongly influenced by the increase in
commodity prices in 2021 with a positive effect of approximately 275 million boe. Other net reserves revisions and improved oil
recovery (IOR) efforts of approximately 330 million boe and extensions and discoveries of approximately 297 million boe, added to the
proved reserves. Sale of reserves of 96 million boe partially offset the increase.
The negative effect of the entitlement production in 2021 was 710 million boe, the same as in 2020.
The reserve replacement ratio (RRR)
was 113%

in 2021 compared to negative 5% in 2020. The increase in RRR from last year was primarily due to the positive revisions caused by higher prices and additional proved reserves added from new projects sanctioned.
The average three-year replacement ratio was 61% at the end of 2021 compared to 95% at the end of 2020.
The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to
the amount of oil and gas produced.
All numbers are preliminary and including equity accounted entities.
Cash flows provided by operating activities

increased by USD 18,430 million compared to the full year of 2020. The increase was
mainly due to higher liquids and gas prices and, partially offset by increased tax payments, changes in working capital and increased
derivatives payments.
Cash flows used in investing activities

increased by USD 4,119 million compared to the full year of 2020. The increase was mainly due to increased financial investments partially offset by increased proceeds from sale of assets.
Cash flows used in financing activities increased by USD 7,827 million compared to the full year of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially
offset by increase in short term debt, decreased payments related to the share buy-back programme and decreased dividend paid.
Total cash flows

increased by USD 6,483 million compared to the full year of 2020.
Free cash flow
[5] for the full year of 2021 was USD 24,985 million, compared to USD 85 million in the full year of 2020. The increase
was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, increased proceeds from sale of assets and
decreased payments related to dividend and the share buy-back programme partially offset by increased tax payments and increased
derivative payments.
OUTLOOK

●
Organic capital expenditures

[5] are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025
13
.
●
Production

for 2022 is estimated to be around 2% above 2021 level [7].
●
Equinor’s ambition is to keep the unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19
represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by
the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic
conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of
13

USD/NOK exchange rate assumption of 9.

Equinor fourth quarter 2021

the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in
response to the pandemic. For further information, see section Forward-looking statements.

Equinor fourth quarter 2021

EXPLORATION

& PRODUCTION NORWAY
Fourth quarter 2021 review
Average daily production of liquids and gas

increased by 12% to 1,469 mboe per day in the fourth quarter of 2021, compared to
1,314 mboe per day in the fourth quarter of 2020. The increase was mainly due to deferred turnarounds performed in the fourth
quarter of 2020 as a result of Covid-19 implications, positive contributions from the new field Martin

Linge, effects from a change in
short-term strategy for Gina Krog from gas injection to gas export in addition to higher flexible gas off-take, partially offset by expected
natural decline.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 35,304 million at

31 December 2021, compared to USD 37,735 million at 31 December 2020.
Net operating income

was USD 14,858 million in the fourth quarter of 2021 compared to USD

1,803 million in the fourth quarter of
2020. The increase was mainly due to higher gas transfer price and liquids price.
In the fourth quarter of 2021, net operating income was positively impacted by unrealised gain on derivatives of USD 81 million,
partially offset by net overlifted volumes of USD 32 millon.

In the fourth quarter of 2020, net operating income was negatively impacted by impairment of goodwill of USD 41 million.
Adjusted operating and administrative expenses increased mainly due to higher Gassled removal costs,

increased maintenance and
ramp-up of new fields. The NOK/USD exchange rate development in addition to higher environmental taxes and electricity prices
added to the increase, partially offset by reduced transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields, higher field specific production, investments and the NOK/USD exchange rate
development. Adjusted exploration expenses decreased mainly due to higher portion of exploration expenditure being capitalised and
previously expensed wells being recapitalised due to related projects being matured, partially offset by higher seismic costs.
After total adjustments of USD 45 million to net operating income, Adjusted earnings [5] were USD 14,813 million in the fourth quarter of 2021, compared to USD 1,841 million in the fourth quarter of 2020.
Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
17,589 9,485 3,891 >100% Adjusted total revenues and other income 38,902 11,962 >100%
(985) (1,104) (770) 28% Adjusted operating and administrative expenses (3,667) (2,867) 28%
(1,722) (1,453) (1,187) 45%
Adjusted depreciation, amortisation and net impairment
losses (5,780) (4,286) 35%
(69) (168) (94) (26%) Adjusted exploration expenses (356) (418) (15%)
14,813 6,760 1,841 >100% Adjusted earnings/(loss) [5] 29,099 4,391 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.

Equinor fourth quarter 2021

Full year 2021 review
Net operating income

for E&P Norway was USD 30,471 million in the full year of 2021 compared to USD

3,097 million in the full year
of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.
In the full year of 2021, net operating income was positively impacted by net reversal of impairments of USD 1,095 million, unrealised
gain on derivatives of USD 145 million and net overlifted volumes of USD 139 million. In the full year of 2020, net operating income
was negatively impacted by impairments

of USD 1,265 million and underlifted volumes of USD 26 million.
Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, higher Gassled
removal costs and ramp-up of new fields. Higher environmental taxes, increased maintenance and higher electricity prices added to
the increase. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate
development, ramp-up of new fields, investments and higher field specific production. Decreased proved reserves on several fields
and increased depreciation of the asset retirement obligation (ARO) assets added to the increase. Adjusted exploration expenses
decreased mainly due to previously expensed wells being recapitalised due to related projects being matured,

partially offset by
higher field development and seismic costs.
After total adjustments of USD 1,372 million to net operating income, Adjusted earnings [5] were USD 29,099 million in the full year of 2021, an increase from USD 4,391 million in the full year of 2020.

Equinor fourth quarter 2021

EXPLORATION

& PRODUCTION INTERNATIONAL
Fourth quarter 2021 review
Average daily equity production of liquids and gas

was 339 mboe per day in the fourth quarter of 2021 compared to 340 mboe per day in the fourth quarter of 2020. The flat production development was primarily due to natural decline in mature fields, offset by
higher field specific production in Russia.
Average daily entitlement production of liquids and gas

was 238 mboe per day in the fourth quarter of 2021 compared to 267 mboe per day in the fourth quarter of 2020. The decrease was mainly due to lower entitlements under production sharing agreements
(PSA) as a result of higher prices. The net effects from PSA were 101 mboe per day in the fourth quarter of

2021 compared to 73
mboe per day in the fourth quarter of 2020.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 16,775 million at

31 December 2021, compared to USD 18,961 million at 31 December 2020.
Net operating income
was negative USD 1,060 million in the fourth quarter of 2021 compared to negative USD 1,376 million in the
fourth quarter of 2020. The increase was mainly due to lower exploration expenses due to the write-down of previously capitalised
well costs of USD 982 million related to the Tanzania LNG project in the fourth quarter of 2020. Higher liquids and gas prices in addition to higher results from associated companies added to the increase, partially offset by higher impairments and decreased
entitlement production.
In the fourth quarter of 2021, net operating income was negatively impacted by impairments of USD

1,777 million, relating primarily to
the Mariner oil field in the UK. In the fourth quarter of 2020, net operating income was negatively impacted by impairments of USD
229 million.
Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by
higher prices. Higher provisions related to future abandonment costs added to the increase. Adjusted depreciation, amortisation and
net impairment losses decreased mainly due to lower entitlement production from mature fields and reduced asset retirement
obligation (ARO) estimates, partially offset by investments. Adjusted exploration expenses decreased mainly due to write-down of
previously capitalised well costs of USD 982 million related to the Tanzania LNG project in the fourth quarter of 2020.
After total adjustments of USD 1,749 million to net operating income, Adjusted earnings

[5] were positive USD 688 million in the
fourth quarter of 2021, up from negative USD 1,215 million in the fourth quarter of 2020.

Equinor fourth quarter 2021

Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
1,700 1,388 705 >100% Adjusted total revenues and other income 5,601 3,295 70%
(37) (6) (16) >100% Adjusted purchases (58) (72) (19%)
(388) (397) (317) 22% Adjusted operating and administrative expenses (1,498) (1,313) 14%
(484) (420) (516) (6%)
Adjusted depreciation, amortisation and net impairment
losses (1,670) (2,045) (18%)
(102) (9) (1,072) (90%) Adjusted exploration expenses (350) (1,560) (78%)
688 556 (1,215) N/A Adjusted earnings/(loss) [5] 2,025 (1,695) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Full year 2021 review
Net operating income
for E&P International was positive USD 326 million in the full year of 2021, compared to negative USD 3,565
million in the full year of 2020. The increase was mainly

due to higher liquids and gas prices in addition to lower exploration expenses due to the write-down of previously capitalised well costs of USD 982 million related to the

Tanzania LNG project in the fourth quarter
of 2020. Lower depreciation, higher result from associated companies and lower net impairments added to the increase, partially
offset by lower entitlement production.

In the full year of 2021, net operating income was negatively impacted by net impairments of USD

1,688 million. In the full year of
2020, net operating income was negatively impacted by net impairments of USD 1,933 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by
higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates,
lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates.

Investments and higher field
specific production partially offset the decrease. Adjusted exploration expenses decreased mainly due to write-down of previously
capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020 in addition to lower drilling and other costs. A lower portion of exploration expenditure being capitalised in the full year of 2021 partially offset the decrease.
After total adjustments of USD 1,698 million to net operating income, Adjusted earnings

[5] were positive USD 2,025 million in the
full year of 2021, up from negative USD 1,695 million in the full year of 2020.

Equinor fourth quarter 2021

EXPLORATION

& PRODUCTION USA
Fourth quarter 2021 review
Average daily equity production of liquids and gas

was 350 mboe per day in the fourth quarter of 2021 compared to 390 mboe per day in the fourth quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in the second
quarter of 2021 partially offset by higher US offshore production due to less weather downtime.
Average daily entitlement production of liquids and gas decreased to 306 mboe per day in the fourth quarter of 2021 compared to
332 mboe per day in the fourth quarter of 2020. The production was influenced by the factors mentioned above in addition to lower
entitlements due to US royalties which has been impacted by a divestment of an unconventional US onshore asset in the second
quarter of 2021. The net effect of US royalties was in total 44 mboe per day in the fourth quarter of 2021 compared to 58 mboe per
day in the fourth quarter of 2020.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 11,406 million at

31 December 2021, compared to USD 12,586 million at 31 December 2020.
Net operating income
was positive USD 550 million in the fourth quarter of 2021 compared to negative

USD 559 million in the fourth
quarter of 2020. The increase was mainly due to lower impairments and higher commodity prices.

In the fourth quarter of 2021, net operating income was negatively impacted by impairments of USD

33 million, relating to the
reduction in the reservoir performance for an unconventional asset.

In the fourth quarter of 2020, net operating income was negatively impacted by net impairments of USD 369 million, with the largest effect from unconventional US onshore assets.
Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset in
the second quarter of 2021. Adjusted depreciation, amortisation and net impairment losses increased mainly due to higher production
in the US offshore assets, partially offset by increased proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised and a lower portion of exploration expenditure capitalised in earlier
years being expensed this quarter.
After total adjustments of USD 37 million to net operating income, Adjusted earnings

[5] were positive USD 587 million in the fourth
quarter of 2021, up from negative USD 172 million in the fourth quarter of 2020.
Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
1,302 886 644 >100% Adjusted total revenues and other income 4,149 2,615 59%
(228) (206) (287) (20%) Adjusted operating and administrative expenses (1,041) (1,263) (18%)
(456) (362) (442) 3%
Adjusted depreciation, amortisation and net impairment
losses (1,664) (1,886) (12%)
(30) (30) (87) (65%) Adjusted exploration expenses (146) (161) (9%)
587 288 (172) N/A Adjusted earnings/(loss) [5] 1,297 (696) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.

Equinor fourth quarter 2021

Full year 2021 review
Net operating income
for E&P USA was positive USD 1,150 million in the full year of 2021 compared to negative USD

3,512 million
in the full year of 2020. The increase was mainly due to higher liquids and gas prices and lower net impairments.
In the full year of 2021, net operating income was negatively impacted by net impairments of USD

112 million relating to the US
offshore leaseholds, changes to commodity prices assumptions,

reduced reservoir performance and reduced fair value related to an asset held for sale in the first quarter of 2021. In the full year of 2020, net operating income was negatively impacted by net
impairments of USD 2,760 million, mainly due to reduced price assumptions with the largest effect being on an unconventional US
onshore asset.
Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore assets in
addition to the divestment of an unconventional US onshore asset in the second quarter of 2021. Adjusted depreciation, amortisation
and net impairment losses decreased mainly due to lower depreciation basis resulting from the divestment of an unconventional US
onshore asset in the second quarter of 2021. Adjusted exploration expenses decreased mainly due to lower drilling costs, partially
offset by higher field development costs.
After total adjustments of USD 147 million to net operating income. Adjusted earnings

[5] were positive USD 1,297 million in the full
year of 2021, up from negative USD 696 million in the full year of 2020.

Equinor fourth quarter 2021

MARKETING, MIDSTREAM & PROCESSING
Fourth quarter 2021 review
Natural gas sales volumes
amounted to 16.7 billion standard cubic meters (bcm) in the fourth quarter of 2021, up

1.7 bcm compared
to the fourth quarter of 2020. Of the total gas sales in the fourth quarter of 2021, entitlement gas was 14.8 bcm, up 1.7 bcm from the
fourth quarter of 2020. The increase was mainly due to higher E&P Norway volumes.
Liquids sales volumes

amounted to 196.0 million barrels (mmbl) in the fourth quarter of 2021, up by 11.9 mmbl compared to the
fourth quarter of 2020 mainly due to increased purchase from third party and E&P Norway,

partially offset by decreased volumes from
E&P International equity production.
Average invoiced European natural gas sales price was 471% higher compared to the fourth quarter of 2020 due to lower supply into Europe. Average invoiced North American piped gas sales price increased by 150% in the same period mainly due to
increased Henry Hub price driven by high demand for power and LNG. However, in the later part of December 2021 an upswing in production coupled with high temperatures negatively impacted the sales prices.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 3,133 million at

31 December 2021, compared to USD 4,459 million at 31 December 2020.
Net operating income

was negative USD 327 million in the fourth quarter of 2021 compared to negative USD

480 million in the fourth
quarter of 2020. The increase was mainly due to improved results from refineries and strong results from Danske

Commodities, offset
by negative effects from price risk management of bilateral contracts offsetting gains from prior quarters in 2021.
In the fourth quarter of 2021, net operating income was positively impacted by inventory hedging effects of USD 346 million, other
income of USD 167 million related to disposal of refinery asset and unrealised gain on derivatives of USD 128 million. In the fourth
quarter of 2020, net operating income was negatively impacted by impairments of USD 638 million mostly related to refinery assets
and inventory hedging effects of USD 315 million, partially offset by unrealised gain on derivatives of USD 50 million.
Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids in addition to higher volumes. Adjusted
operating and administrative expenses increased mainly due to higher electricity prices and environmental taxes at the operating
plants, partially offset by lower transportation costs caused by lower freight rates on shipping of liquids. Adjusted depreciation, amortisation and net impairment losses decreased slightly.
After total adjustments of USD 680 million to net operating income, Adjusted earnings [5] were negative USD 1,007 million in the fourth quarter of 2021, compared to positive USD 352 million in the fourth quarter of 2020.

Equinor fourth quarter 2021

Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
31,171 23,650 11,866 >100% Adjusted total revenues and other income 87,213 45,158 93%
(30,956) (20,332) (10,342) >100% Adjusted purchases [6] (81,104) (37,944) >100%
(1,139) (1,047) (1,064) 7% Adjusted operating and administrative expenses (4,363) (4,816) (9%)
(82) (84) (107) (23%)
Adjusted depreciation, amortisation and net impairment
losses (361) (394) (8%)
(1,007) 2,187 352 N/A Adjusted earnings [5] 1,386 2,004 (31%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Full year 2021 review
Net operating income
for MMP was USD 1,141 million in the full year of 2021 compared to USD 359 million in the full year of 2020.
The increase was mainly due to significant positive impact from gas derivatives, higher results from liquids trading, lower impairments
and improved processing margins, partially offset by the outage at the Hammerfest LNG plant due to shutdown.
In the full year of 2021, net operating income was negatively impacted by impairments of USD

718 million related to refinery assets.
Operational storage effects of USD 231 million and other income of USD 167 million related to disposal of refinery asset partially offset
the decrease. In the full year of 2020, net operating income was negatively impacted by impairments

of USD 1,060 million mostly
related to refinery assets and higher

provisions of USD 245 million. Inventory hedging effects of USD 224 million and operational storage effects of USD 127 million added to the decrease.
Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids, partially offset by lower volumes for liquids.
Adjusted operating and administrative expenses decreased mainly due to significantly lower transportation costs caused by lower
freight rates on shipping of liquids in addition to lower liquids volumes. Higher electricity prices and environmental taxes at the
operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment decreased slightly.
After total adjustments of USD 245 million to net operating income,

Adjusted earnings

[5] were USD 1,386 million in the full year of
2021, a decrease from USD 2,004 million in the full year of 2020 .

Equinor fourth quarter 2021

RENEWABLES
As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the
activities in REN were reported in the segment “Other”. The change has its basis in the increased strategic importance of the
renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

As from the third quarter of 2021, Equinor has decided to change its policy for how gains and/or losses from sales of assets are
presented in adjusted earnings for the Renewables segment. Equinor applies a consistent presentation policy across the reporting
segments for its Renewables, upstream and midstream activities. Gains and/or losses from sales of assets are excluded from the
adjusted earnings performance measure for all segments. The policy has been retrospectively applied in 2021 in the adjusted
earnings table below but with no impact on the comparable numbers for 2020.
Fourth quarter 2021 review
Power generation
14
was 526 GWh in the fourth quarter of 2021, compared to 480 GWh in the fourth quarter of 2020. The increase
was mainly due to start-up of production from the Guanizuil IIA solar plant in Argentina.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 1,262 million at
31 December 2021, compared to USD 1,023 million at 31 December 2020.
Net operating income

was negative USD 38 million in the fourth quarter of 2021 compared to negative USD 60 million in the fourth
quarter of 2020. The increase was mainly due to higher results from equity accounted investments in operation driven by higher power
prices in addition to reduced project development costs related to the Empire Wind and

Beacon Wind assets following the farm-down
of 50% of the owner share in the first quarter of 2021. Increased business development costs driven by higher activity level in the US,
the UK and in Asia partially offset the increase.
Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and
Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the

US, the UK and in
Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits
acquired in 2021.
After total adjustments of zero to net operating income, Adjusted earnings

[5] were negative USD 38 million in the fourth quarter of
2021 compared to negative USD 59 million in the fourth quarter of 2020.
14

Equinor share.

Equinor fourth quarter 2021

Quarters Change Adjusted earnings Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
21 6 35 (40%) Adjusted total revenues and other income

30
1)
184 (84%)
(58) (33) (93) (38%) Adjusted operating and administrative expenses (163) (215) (24%)
(1) (1) (1) 24%
Adjusted depreciation, amortisation and net impairment
losses (3) (1) >100%
(38) (28) (59) 36% Adjusted earnings [5]

(136)
1)
(32) >(100%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
1) Restated following a change in the policy for adjusted earnings. For more information,

see Use and reconciliation of non-GAAP
financial measures in the Supplementary disclosures.
Full year 2021 review
Net operating income
was positive USD 1,245 million in the full year of 2021 compared to negative USD 35 million in the full year of
2020. The increase was mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Higher net
income from equity accounted investments related to assets in production added to the increase. Lower net income from equity
accounted investments related to assets under development in addition to increased business development costs driven by higher
activity level in the US, the UK and in Asia partially offset the increase.
Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and
Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the

UK and in
Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits
acquired in 2021.
After total adjustments
15

of USD 1,381 million to net operating income,
Adjusted earnings

[5] were negative USD 136 million in the
full year of 2021 compared to negative USD 32 million in the full year of 2020.
15
Restated following a change in the policy for adjusted earnings.

For more information, see Use and reconciliation

of non-GAAP financial
measures in the Supplementary disclosures.

Equinor fourth quarter 2021

CONDENSED INTERIM FINANCIAL STATEMENTS
Fourth quarter 2021
CONSOLIDATED STATEMENT

OF INCOME
Quarters Full year
Q4 2021 Q3 2021 Q4 2020 (unaudited, in USD million) Note 2021 2020*
32,125 23,111 11,876 Revenues 2 88,744 45,753
138 75 (137) Net income/(loss) from equity accounted investments 259 53
345 79 7 Other income 3 1,921 12
32,608 23,264 11,746 Total revenues and other income 2 90,924 45,818
(11,543) (9,052) (5,533) Purchases [net of inventory variation] (35,160) (20,986)
(2,281) (2,241) (2,005) Operating expenses (8,598) (8,831)
(222) (145) (151) Selling, general and administrative expenses (780) (706)
(4,777) (2,034) (3,478) Depreciation, amortisation and net impairment losses 6 (11,719) (15,235)
(206) (226) (1,569) Exploration expenses (1,004) (3,483)
(19,030) (13,698) (12,735) Total operating expenses 2 (57,261) (49,241)
13,578 9,567 (989) Net operating income/(loss) 2 33,663 (3,423)
(299) (308) (326) Interest expenses and other financial expenses (1,223) (1,392)
(143) (228) (84) Other financial items (857) 556
(443) (536) (410) Net financial items 4 (2,080) (836)
13,135 9,031 (1,400) Income/(loss) before tax 31,583 (4,259)
(9,765) (7,622) (1,016) Income tax 5 (23,007) (1,237)
3,370 1,409 (2,416) Net income/(loss) 8,576 (5,496)
3,368 1,406 (2,421) Attributable to equity holders of the company 8,563 (5,510)

Equinor fourth quarter 2021

2 3 6 Attributable to non-controlling interests 14 14
1.04 0.43 (0.75) Basic earnings per share (in USD) 2.64 (1.69)
1.04 0.43 (0.75) Diluted earnings per share (in USD) 2.63 (1.69)
3,238 3,245 3,247
Weighted average number of ordinary shares outstanding

(in millions)
3,245 3,269
3,249 3,255 3,257
Weighted average number of ordinary shares outstanding diluted

(in millions)
3,254 3,277
* Audited

Equinor fourth quarter 2021

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters Full year Full year
Q4 2021 Q3 2021 Q4 2020 (unaudited, in USD million) 2021 2020*
3,370 1,409 (2,416) Net income/(loss) 8,576 (5,496)
(114) 37 (303)
Actuarial gains/(losses) on defined benefit pension

plans
147 (106)
26 (11) 75
Income tax effect on income and expenses recognised

in OCI
1)
(35) 19
(88) 26 (228)
Items that will not be reclassified to the Consolidated

statement of income
111 (87)
(374) (751) 2,798 Foreign currency translation effects (1,052) 1,064
(374) (751) 2,798
Items that may be subsequently reclassified to

the Consolidated statement of
income (1,052) 1,064
(462) (725) 2,570 Other comprehensive income/(loss) (940) 977
2,908 684 154 Total comprehensive income/(loss) 7,636 (4,519)
2,906 681 149 Attributable to the equity holders of the company 7,622 (4,533)
2 3 6 Attributable to non-controlling interests 14 14
* Audited
1) Other comprehensive income (OCI).

Equinor fourth quarter 2021

CONSOLIDATED BALANCE SHEET
At 31 December At 30 September At 31 December
(unaudited, in USD million) Note 2021 2021 2020*
ASSETS
Property, plant and equipment
1)
6 62,075 65,813 68,508
Intangible assets 6 6,452 6,763 8,149
Equity accounted investments 2,686 2,456 2,262
Deferred tax assets 6,259 5,500 4,974
Pension assets 1,449 1,538 1,310
Derivative financial instruments 1,265 1,295 2,476
Financial investments 3,346 3,464 4,083
Prepayments and financial receivables 7 1,087 1,346 861

Total non-current assets 84,618 88,176 92,623

Inventories 3,395 2,994 3,084
Trade and other receivables 17,927 11,695 8,232
Derivative financial instruments 5,131 5,962 886
Financial investments 21,246 15,032 11,865
Cash and cash equivalents 14,126 13,815 6,757

Total current assets 61,826 49,498 30,824

Assets classified as held for sale 3 676 850 1,362

Total assets 147,120 138,523 124,809

EQUITY AND LIABILITIES
Shareholders' equity 39,010 37,018 33,873
Non-controlling interests 14 16 19

Total equity 39,024 37,034 33,892

Finance debt 4 27,404 27,832 29,118

Equinor fourth quarter 2021

Lease liabilities 2,449 2,632 3,220
Deferred tax liabilities 14,037 14,999 11,224
Pension liabilities 4,403 4,350 4,292
Provisions and other liabilities
1)
7 19,899 20,704 22,568
Derivative financial instruments 767 700 676

Total non-current liabilities 68,959 71,217 71,097

Trade, other payables and provisions 14,310 11,157 10,510
Current tax payable 5 13,119 8,305 1,148
Finance debt 4 5,273 2,963 4,591
Lease liabilities 1,113 1,123 1,186
Dividends payable 582 583 357
Derivative financial instruments 4,609 5,688 1,710

Total current liabilities 39,005 29,819 19,502

Liabilities directly associated with the assets classified

as held for sale

3 132 453 318

Total liabilities 108,096 101,489 90,917

Total equity and liabilities 147,120 138,523 124,809
* Audited
1) Restated 2020 figure due to a policy change

affecting ARO, see note 1 Organisation and basis

of preparation and note 7 Provisions,
commitments, contingent liabilities and contingent assets

Equinor fourth quarter 2021

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2019* 1,185 7,732 37,481 (5,258) 41,139 20 41,159
Net income/(loss) (5,510) (5,510) 14 (5,496)
Other comprehensive income/(loss) (87) 1,064 977 977
Total comprehensive income/(loss) (4,519)
Dividends (1,833) (1,833) (1,833)
Share buy-back (21) (869) (890) (890)
Other equity transactions (11) 0 (11) (15) (25)
At 31 December 2020

1,164 6,852 30,050 (4,194) 33,873 19 33,892
At 31 December 2020* 1,164 6,852 30,050 (4,194) 33,873 19 33,892
Net income/(loss) 8,563 8,563 14 8,576
Other comprehensive income/(loss) 111 (1,052) (940) (940)
Total comprehensive income/(loss) 7,636
Dividends (2,041) (2,041) (2,041)
Share buy-back
1)
0 (429) (429) (429)
Other equity transactions (15) 0 (15) (18) (33)
At 31 December 2021 1,164 6,408 36,683 (5,245) 39,010 14 39,024
* Audited

1)
In July 2021 Equinor launched the first tranche of

around USD 300 million of the new share buy-back

programme, for 2021, totalling USD
600 million. In October 2021 Equinor announced an

increase in the second tranche of the new

share buy-back programme, from initially
USD 300 million to USD 1 000 million. For the

first tranche Equinor entered into an irrevocable agreement

with a third party for up to USD
99 million of shares to be purchased in the open

market, while for the second tranche a similar

irrevocable agreement with a third party
was entered into for up to USD 330 million of

shares to be purchased in the open market. For

the first tranche around USD 201 million,
and for the second tranche around USD 670 million

worth of shares from the Norwegian State will

in accordance with an agreement with
the Ministry of Petroleum and Energy be redeemed

at the next annual general meeting in May

2022, in order for the Norwegian State

to
maintain their ownership percentage in Equinor.
The first order in the open market was concluded in

September 2021. The second order in the open

market was concluded in January
2022. As of 31 December, USD 99 million order from the first trance has been acquired in the open market and

the full amount has been
settled, while USD 232 million of the USD 330

million second order has been acquired in the open

market, of which USD 222 million has
been settled.
Due to the irrevocable agreement with the third party, both the first and second order in the open market, in total USD 429

million, has
been recognised as a reduction in equity as

treasury shares. The remaining order of the second

tranche has been accrued for and along

Equinor fourth quarter 2021

with acquired shares not settled, classified as Trade, other payables and provisions. The recognition of the State’s share will

be deferred
until the decision at the annual general meeting

in May 2022.

Equinor fourth quarter 2021

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters Full year
Q4 2021 Q3 2021 Q4 2020 (unaudited, in USD million) Note 2021 2020*
13,135 9,031 (1,400) Income/(loss) before tax 31,583 (4,259)
4,777 2,034 3,478 Depreciation, amortisation and net impairment losses 6 11,719 15,235
2 81 1,284 Exploration expenditures written off 171 2,506
68 (88) 491
(Gains)/losses on foreign currency transactions and

balances
4 (47) 646
(156) 5 20 (Gains)/losses on sale of assets and businesses 3 (1,519) 18
684 (235) 168
(Increase)/decrease in other items related to operating

activities
1)
106 918
(315) 107 (5) (Increase)/decrease in net derivative financial instruments 539 (451)
5 13 12 Interest received 96 162
(212) (146) (204) Interest paid (698) (730)
17,988 10,801 3,843
Cash flows provided by operating activities before

taxes paid and
working capital items 41,950 14,045
(6,658) (1,503) (393) Taxes paid (8,588) (3,134)
(3,180) (1,260) (1,107) (Increase)/decrease in working capital (4,546) (524)
8,151 8,039 2,343
Cash flows provided by operating activities

28,816 10,386
0 0 0 Cash used in business combinations
2)
3 (111) 0
(2,225) (1,917) (2,504) Capital expenditures and investments (8,040) (8,476)
(6,387) (39) (538) (Increase)/decrease in financial investments
3)
(9,951) (3,703)
151 218 (288) (Increase)/decrease in derivatives financial instruments (1) (620)
189 (24) 218 (Increase)/decrease in other interest-bearing items 28 202
72 (47) 490 Proceeds from sale of assets and businesses 3 1,864 505
(8,200) (1,808) (2,623) Cash flows used in investing activities (16,211) (12,092)
0 0 0 New finance debt 0 8,347
(1,250) 0 (750) Repayment of finance debt
4)
(2,675) (2,055)

Equinor fourth quarter 2021

(319) (309) (316) Repayment of lease liabilities
4)
(1,238) (1,277)
(565) (488) (292) Dividends paid (1,797) (2,330)
(222) (99) (0) Share buy-back (321) (1,059)
2,713 (1,191) 254 Net current finance debt and other financing activities 1,195 1,365
357 (2,087) (1,104) Cash flows provided by/(used in) financing activities (4,836) 2,991
307 4,143 (1,383) Net increase/(decrease) in cash and cash equivalents 7,768 1,285
(106) (262) 296 Effect of exchange rate changes on cash and cash equivalents (538) 294
13,785 9,904 7,844
Cash and cash equivalents at the beginning

of the period (net of
overdraft) 6,757 5,177
13,987 13,785 6,757
Cash and cash equivalents at the end of the

period (net of overdraft)
5)
13,987 6,757
* Audited
1)

Full year 2021 includes redetermination settlement for

the Agbami field. For more information see note

7 Provisions, commitments,
contingent liabilities and contingent assets.
2)

Net after cash and cash equivalents acquired.
3)

Includes sale of Lundin shares in the second quarter

of 2020.

4)

Repayment of lease liabilities are separated from the line

item Repayment of finance debt and 2020 has

been reclassified.
5)

At 31 December 2021 cash and cash equivalents included

a net overdraft of USD 140 million. At 31

December 2020 cash and cash
equivalents net overdraft were zero.

Equinor fourth quarter 2021

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The
address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.
The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of
petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New
York Stock Exchange (USA).
All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100%
owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.
Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments
changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment
presentation. Certain further changes to Equinor’s operating segments took effect on 1 June 2021, but this had no material impact on
the reporting segments, and no reclassifications were required. For more information,

see note 2 Segments to these condensed
interim financial statements.
Equinor's condensed interim financial statements for the fourth quarter of 2021 were authorised for issue by the board of directors on
8 February 2022.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard

34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs

in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented.

A description
of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's
Consolidated annual financial statements for 2020.
With effect from 1 October 2021, Equinor changed its discount rate used in calculation of the Asset retirement obligations (ARO) so
that this no longer includes an element covering Equinor’s own credit risk. This voluntary accounting policy change is made because
the credit element’s exclusion from the discount rate in estimating the ARO liability is deemed to better represent the risks specific to
the ARO liability. The change increases the amounts of ARO liabilities and the ARO elements of property, plant and equipment materially, and prior periods’ balance sheet amounts have been restated. In the income statement, the effects of this policy change are immaterial, hence no restatements have been performed. Further details concerning the restatement are included in note 7.
There have been no other changes to the significant accounting policies during 2021 compared to the Consolidated annual financial
statements for 2020. When determining fair value, there have been no changes to the valuation techniques or -models and Equinor
applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the annual
financial statements for 2020.
The condensed interim financial statements reflect all adjustments which are, in the opinion of management,

necessary for a fair
presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period
results are not necessarily indicative of results of operations or cash flows for an annual period.

Certain amounts in the comparable
periods in the note disclosures have been reclassified to conform to current period presentation.

The subtotals and totals in some of
the tables may not equal the sum of the amounts shown due to rounding.
The condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances,
the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily
apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed

Equinor fourth quarter 2021

on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in
the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if
the revision affects both current and future periods.
2 Segments
As from 1 June 2021 Equinor’s operations are managed through the following operating segments (business areas): Exploration &
Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA

(EPIUSA), Marketing,
Midstream & Processing (MMP), Renewables (REN), Projects,

Drilling and Procurement (PDP) and Technology,

Digital & Innovation
(TDI) and Corporate staff and functions.
The main change in the organisational corporate structure compared to previous periods is that the operating segment Development
& Production Brazil is merged into the operating segment Exploration & Production International.

In addition, the operating segment
Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration &
Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and
Safety, Security and Sustainability. The operating segment Technology,

Projects & Drilling is split into Technology,

Digital &
Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the
reportable segments.
The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production

International (E&P International),
Exploration & Production USA (E&P USA),

Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPIUSA,

MMP and REN respectively. The operating segments, PDP,

TDI and corporate staffs and
functions are aggregated into the reporting segment “Other” due to the immateriality of these operating segments. The majority of the
costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN
reporting segments.
The changes do not have a material effect on comparable figures.
As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the
activities in REN were reported in the segment “Other”. The new reporting structure has been applied retrospectively with comparable
figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the
information is regarded useful for the readers of the financial statements.
Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products,

are eliminated in the Eliminations
column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.
The measurement basis for segments is IFRS as applied by the group with the exception of IFRS

16 Leases and the line item
Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The
lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in
the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to
PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs
related to activity being capitalised with a corresponding negative addition in the Other segment.

The line item Additions to PP&E,
intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Equinor fourth quarter 2021

Fourth quarter 2021
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 130 359 78 31,736 4 163 0 32,470
Revenues inter-segment 17,539 1,280 1,224 72 (0) 1 (20,116) 0
Net income/(loss) from equity accounted
investments 0 111 0 3 17 6 0 138
Total revenues and other income

17,669 1,750 1,302 31,811 21 170 (20,116) 32,608
Purchases [net of inventory variation] (0) (37) 0 (30,959) (0) (0) 19,452 (11,543)
Operating, selling, general and
administrative expenses (1,020) (410) (232) (1,106) (58) (2) 324 (2,504)
Depreciation, amortisation and net
impairment losses (1,722) (2,262) (486) (74) (1) (233) 0 (4,777)
Exploration expenses (69) (102) (34) 0 0 0 0 (206)
Total operating expenses (2,812) (2,811) (752) (32,138) (59) (235) 19,776 (19,030)
Net operating income/(loss) 14,858 (1,060) 550 (327) (38) (65) (340) 13,578
Additions to PP&E, intangibles and equity
accounted investments 1,303 559 179 75 96 30 (0) 2,243

Equinor fourth quarter 2021

Third quarter 2021
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 70 246 78 22,700 1 94 0 23,190
Revenues inter-segment 9,511 975 808 83 0 2 (11,379) 0
Net income/(loss) from equity accounted
investments (1) 61 0 3 6 5 0 75
Total revenues and other income

9,580 1,283 886 22,787 7 102 (11,379) 23,264
Purchases [net of inventory variation] 0 (6) (0) (20,290) 0 (1) 11,245 (9,052)
Operating, selling, general and
administrative expenses (1,087) (365) (222) (1,003) (33) 156 168 (2,386)
Depreciation, amortisation and net
impairment losses (478) (368) (374) (570) (1) (244) 0 (2,034)
Exploration expenses (169) (11) (46) 0 0 0 0 (226)
Total operating expenses (1,733) (749) (642) (21,862) (34) (89) 11,412 (13,698)
Net operating income/(loss) 7,846 534 244 924 (27) 13 33 9,567
Additions to PP&E, intangibles and equity
accounted investments 1,121 443 174 49 74 144 (0) 2,005
Fourth quarter 2020
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 58 143 83 11,519 13 67 0 11,883
Revenues inter-segment 3,819 771 561 77 0 1 (5,229) 0
Net income/(loss) from equity accounted
investments 0 (168) 0 5 21 5 0 (137)
Total revenues and other income

3,877 746 644 11,601 34 73 (5,229) 11,746
Purchases [net of inventory variation] (0) (16) (0) (10,273) 0 0 4,756 (5,533)
Operating, selling, general and
administrative expenses (753) (288) (305) (1,062) (93) 176 170 (2,156)
Depreciation, amortisation and net
impairment losses (1,227) (588) (653) (745) (1) (263) 0 (3,478)

Equinor fourth quarter 2021

Exploration expenses (94) (1,231) (244) 0 0 0 0 (1,569)
Total operating expenses (2,074) (2,123) (1,202) (12,081) (94) (88) 4,926 (12,735)
Net operating income/(loss) 1,803 (1,376) (559) (480) (60) (14) (303) (989)
Additions to PP&E, intangibles and equity
accounted investments 1,340 1,027 123 47 19 258 0 2,814
1) Reclassified

Equinor fourth quarter 2021

Full year 2021
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 269 1,113 377 87,025 1,394 485 0 90,665
Revenues inter-segment 38,972 4,230 3,771 321 0 5 (47,300) 0
Net income/(loss) from equity accounted
investments (0) 214 0 22 16 7 0 259
Total revenues and other income

39,241 5,558 4,149 87,368 1,411 497 (47,300) 90,924
Purchases [net of inventory variation] (0) (58) (0) (80,873) (0) (1) 45,773 (35,160)
Operating, selling, general and
administrative expenses (3,729) (1,466) (1,076) (4,276) (163) 264 1,066 (9,378)
Depreciation, amortisation and net
impairment losses (4,678) (3,257) (1,733) (1,079) (3) (970) 0 (11,719)
Exploration expenses (363) (451) (190) 0 0 0 0 (1,004)
Total operating expenses (8,770) (5,232) (2,999) (86,227) (166) (707) 46,839 (57,261)
Net operating income/(loss) 30,471 326 1,150 1,141 1,245 (210) (461) 33,663
Additions to PP&E, intangibles and equity
accounted investments 5,101 1,828 690 221 455 212 (0) 8,506
Balance sheet information
Equity accounted investments

3 1,417 0 113 1,108 45 (0) 2,686
Non-current segment assets

35,301 15,358 11,406 3,019 154 3,288 0 68,527
Non-current assets not allocated to
segments

13,406
Total non-current assets

84,618

Equinor fourth quarter 2021

Full year 2020
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 91 451 368 44,605 18 232 0 45,765
Revenues inter-segment 11,804 3,183 2,247 309 0 4 (17,547) 0
Net income/(loss) from equity accounted
investments 0 (146) 0 31 163 5 0 53
Total revenues and other income

11,895 3,489 2,615 44,945 181 241 (17,547) 45,818
Purchases [net of inventory variation] (0) (72) 0 (38,072) (0) 1 17,157 (20,986)
Operating, selling, general and
administrative expenses (2,829) (1,439) (1,313) (5,060) (215) 634 685 (9,537)
Depreciation, amortisation and net
impairment losses (5,546) (3,471) (3,824) (1,453) (1) (939) 0 (15,235)
Exploration expenses (423) (2,071) (990) 0 0 1 0 (3,483)
Total operating expenses (8,798) (7,054) (6,127) (44,586) (216) (304) 17,842 (49,241)
Net operating income/(loss) 3,097 (3,565) (3,512) 359 (35) (63) 296 (3,423)
Additions to PP&E, intangibles and equity
accounted investments 4,851 2,609 1,068 190 31 1,013 0 9,762
Balance sheet information
Equity accounted investments

3 1,125 0 92 1,017 25 0 2,262
Non-current segment assets
2)
37,733 17,835 12,586 4,368 3 4,132 0 76,657
Non-current assets not allocated to
segments

13,704
Total non-current assets

92,623
1) Reclassified
2) Restated. For more information see note 7, Provisions,

commitments, contingent liabilities and contingent assets
In the fourth quarter of 2021 Equinor recognised net impairment of USD 1,800 million of which USD

4 million was impairment of
acquisition cost and signature bonus classified as exploration expenses. The line item Exploration expenses in the

Consolidated
statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised
exploration well cost, see note 6 Property, plant and equipment and intangible assets.
In the E&P International segment the impairments were USD 1,777 million that mainly related to Mariner in UK caused by downward
revision in the reserve estimates.

Equinor fourth quarter 2021

In the E&P USA segment the impairment was USD 33 million in the E&P USA – onshore area of which USD 4 million was impairment
of acquisition cost and signature bonus classified as exploration expenses. The impairment was caused by downward revision in
reserve estimate.
In the MMP and Other segments the net impairment reversal was USD 11 million.
For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.
For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Equinor fourth quarter 2021

Non-current assets by country
At 31 December At 30 September At 31 December
(in USD million) 2021
2021
2)
2020
2)
Norway 40,564 42,001 44,311
USA 12,323 12,574 13,383
Brazil 8,751 8,611 8,359
UK 2,096 4,071 4,491
Azerbaijan 1,654 1,692 1,708
Canada 1,403 1,458 1,584
Russia 1,235 1,071 973
Angola 948 907 883
Algeria 708 757 808
Denmark 536 551 953
Other 996 1,338 1,465
Total non-current assets
1)
71,213 75,032 78,919
1) Excluding deferred tax assets, pension assets and non-current financial assets
2) Restated. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets.
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the fourth quarter of 2021, Norway constitutes 84% and USA constitutes 10% of such revenues. For the fourth quarter of
2020, Norway and USA constituted 79% and 13% of such revenues,

respectively.
For the full year of 2021, Norway constitutes 81% and the US constitutes 13% of such revenues.

For the full year of 2020, Norway
and the US constituted 80% and 14% of such revenues, respectively.
Revenues from contracts with customers and other revenues
Quarters Full year
Q4 2021 Q3 2021 Q4 2020 (in USD million) 2021 2020
10,784 9,749 6,015 Crude oil 38,307 24,509
15,199 6,111 2,503 Natural gas 28,050 7,213
13,990 5,341 2,100

- European gas
24,900 5,839
611 431 295

- North American gas
1,783 1,010
598 339 108

- Other incl. Liquefied natural gas
1,368 363
3,507 2,911 1,687 Refined products 11,473 6,534
2,675 2,233 1,499 Natural gas liquids 8,490 5,069
239 221 172 Transportation 921 1,083
425 128 365 Other sales 1,006 681
32,828 21,352 12,242 Revenues from contracts with customers 88,247 45,088
105 82 28 Taxes paid in-kind 345 93
(1,453) 243 (27) Physically settled commodity derivatives (1,075) 209
584 1,361 (442) Gain/(loss) on commodity derivatives 951 108
61 72 74 Other revenues 276 256
(703) 1,759 (367) Total other revenues 497 665
32,125 23,111 11,876 Revenues 88,744 45,753

Equinor fourth quarter 2021

3 Acquisitions and disposals
Divestments
Equinor Refining Denmark A/S
On 31 December 2021, Equinor Denmark A/S closed the transaction with the Klesch Group to sell 100%

of the shares in Equinor
Refining Denmark A/S (ERD). Klesch paid USD 48 million of the total estimated consideration at closing. ERD consists of
the Kalundborg refinery and associated terminals and infrastructure. Following an impairment earlier in 2021, the disposal resulted in
an immaterial loss. Prior to transaction closing, Equinor received USD 335 million in extraordinary dividend and repayment of paid-
in capital from ERD. Following the disposal a gain of USD 167 million has been recycled from

Other comprehensive income (OCI) to
the Consolidated statement of income in the line item Other income and has been reflected in the

MMP segment.
Terra Nova
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release
of any future obligations and liabilities, in the Terra Nova asset in offshore Canada.

The transaction is accounted for in the E&P
International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income is
immaterial.
Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are
ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. During the subsequent
three quarters of 2021 insignificant losses were recorded and are presented in the line item Operating expenses in the Consolidated
statement of income in the E&P USA segment.
10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the

Dogger Bank Wind Farm A and B
assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280
million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE

Renewables (40%), Equinor
(40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.
Non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon
Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1
billion for the divested part, of which USD 500 million had been prepaid at the end of December

2020. Through this transaction, the
two companies have established a strategic partnership for further growth within offshore wind in the USA.

Following the transaction,
Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the
investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other
income in the Consolidated statement of income in the REN segment.
Acquisitions
Wento
On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from
the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related
to the acquired business have been recognised under the acquisition method.

In the second quarter 2021, the acquisition resulted in
an increase of Equinor’s intangible assets of USD 46 million, goodwill of USD

59 million, deferred tax liability of USD 9 million and
other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables
market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland
Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor

and
Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.
10% of Dogger Bank Farm C
In the fourth quarter of 2021, Equinor entered into an agreement with Eni to sell a 10%

interest in the Dogger Bank Wind Farm C
project in the UK for a consideration of around GBP 70 million (USD 94 million). Eni has also entered into an agreement to purchase a

Equinor fourth quarter 2021

10% interest in Dogger Bank C from project partner SSE Renewables on the same terms. Once the transaction is complete, the new
overall shareholding in Dogger Bank C will be SSE Renewables (40%), Equinor (40%) and Eni (20%). Divestment

is expected during
the first quarter of 2022. The carrying amount of the interests to be disposed of is immaterial and are reported in the REN segment.
4 Financial items

Quarters Full year
Q4 2021 Q3 2021 Q4 2020 (in USD million) 2021 2020
(68) 88 (491) Net foreign currency exchange gains/(losses) 47 (646)
37 43 (23) Interest income and other financial items 152 298
(16) (209) 402 Gains/(losses) on financial investments (348) 456
(96) (149) 27
Gains/(losses) other derivative financial instruments

(708) 448
(299) (308) (326) Interest and other finance expenses (1,223) (1,392)
(443) (536) (410) Net financial items (2,080) (836)
Gains/(losses) on other derivative financial instruments is a loss of USD 708 million in 2021, compared to a gain of USD 448 million in
2020, mainly due to increased interest rates.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which

USD 2,600 million has been utilised as
of 31 December 2021.
During 2021, Equinor recorded total lease payments of USD 1,341 million, of which USD

103 million were payment of interest and
USD 1,238 million were down-payment of lease liabilities.
5 Income taxes
Quarters Full year
Q4 2021 Q3 2021 Q4 2020 (in USD million) 2021 2020
13,135 9,031 (1,400) Income/(loss) before tax 31,583 (4,259)
(9,765) (7,622) (1,016) Income tax (23,007) (1,237)
74.3% 84.4% (72.6%) Effective tax rate 72.8% (29.0%)
The tax rate for the fourth quarter of 2021 and for the full year of 2021 was primarily influenced by high share of operating income
from the Norwegian continental shelf with higher than average effective tax rate and losses recognised in countries with lower than
average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate also
influenced by currency effects in entities that are taxable in other currencies than the functional currency.
The tax rate for the fourth quarter of 2020 and for the full year of 2020 was primarily influenced by losses including net impairments
recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also
influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

Equinor fourth quarter 2021

6 Property, plant and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Carrying amount at 31 December 2020 as reported 65,672 8,148
Impact of policy change
1)
2,836 1
Carrying amount at 31 December 2020 as restated 68,508 8,149
Additions through business combinations 4 116
Additions

5,484 262
Transfers

1,730 (1,730)
Disposals and reclassifications

(302) (40)
Transferred to assets classified as held for sale (296) 0
Expensed exploration expenditures and net impairment

losses
- (171)
Depreciation, amortisation and net impairment losses (11,693) (26)
Foreign currency translation effects (1,359) (108)
Carrying amount at 31 December 2021 62,075 6,452
1) See note 1 Organisation and basis of

preparation and note 7 Provisions, commitments, contingent

liabilities and contingent assets
Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,231 million per

31 December 2021. Additions to RoU assets amount to USD 468 million. Gross depreciation and net impairment of RoU assets
amount to USD 1,262 million for the full year of 2021, of which depreciation costs of USD

320 million have been allocated to
exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and
Additions lines in the table above.
Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.
Fourth quarter
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets 1,796 938 4 91 1,800 1,030
Goodwill - - 0 41 0 41
Other intangible assets - - (0) 8 (0) 8
Acquisition costs related to oil and gas prospects - - 0 224 0 224
Total net impairment loss/(reversal) recognised 1,796 938 4 363 1,800 1,302
Full year
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets 1,285 5,671 (2) 680 1,283 6,351
Goodwill - - 1 42 1 42
Other intangible assets - - 0 8 0 8
Acquisition costs related to oil and gas prospects - - 154 657 154 657
Total net impairment loss/(reversal) recognised 1,285 5,671 154 1,386 1,439 7,057

Equinor fourth quarter 2021

The net impairments have been recognised in the Consolidated statement of income as Depreciation,

amortisation and net
impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the fourth quarter and full year of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

Changes to accounting assumptions

Management’s future commodity price assumptions and currency assumptions are used for value in use impairment testing.

The
same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others
robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the
commodity price assumptions as well as currency assumptions reflect management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development
of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy
transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s
best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and
exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon
economy, future supply actions by OPEC+ and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2021. The following price assumptions have been the basis for the impairment assessments.
All commodity prices are on a real 2021 basis, and comparables as per the fourth quarter of 2020 and up to the third quarter of 2021
are given in brackets.
For Brent blend, Equinor expects a price of 65 USD/bbl in 2025 (67 USD/bbl) then gradually an increase to a peak in 2030 before
declining to 64 USD/bbl in 2040 (66 USD/bbl),

and further down to below 60 USD/bbl in the 2050s. Price assumptions from 2025 are unchanged compared to year-end 2020.

For natural gas in the UK (NBP), we expect some volatility,

where the trend is a decrease to 6.4 USD/mmbtu in 2030 (6.7
USD/mmbtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to

7.7 USD/mmbtu in 2040 (8.0
USD/mmbtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For
2050, the price is expected to be at the pre-2035 level of 7.0 USD/mmbtu (7.7 USD/mmbtu).

Henry Hub is expected to decrease to 3.2 USD/mmBtu in 2030 (3.3 USD/mmbtu) and

3.3 USD/mmbtu in 2040 (3.8 USD/mmbtu), a
level that is expected to continue through the 2040s.
The electricity prices are expected to increase significantly in the future. Due to the increasing gas and CO2 prices the electricity
prices in Germany are by the end of fourth quarter expected to be 157 EUR/MWh in 2022 (61

EUR/MWh), the expectation for 2022 by
the end of the third quarter was 77 EUR/MWh. In 2030 the prices are expected to be

58 EUR/MWh (43 EUR/MWh) and then rather
flat towards 2050.
Climate considerations are included in the impairment calculations directly by estimating the CO2 taxes in the cash flows. Indirectly,
the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered.
The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor’s strategy and commitments to the energy transition.
The EU ETS price has increased significantly from 56 EUR/tonne since the third quarter assessment and is expected to remain high,
in the region of 80 EUR/tonne, for next couple of years. Then the price is expected to be 65 EUR/tonne (27.5 EUR/tonne) in 2030 and thereafter increasing to 100 EUR/tonne (41 EUR/tonne) in 2050. Norway’s Climate Action Plan (Meld.St. 13 (2020-2021)

which
assumes a gradually increased CO2 tax (the total of EU ETS + Norwegian CO2 tax) in Norway to

2,000 NOK/tonne in 2030 is used
for impairment calculations of Norwegian upstream assets.

Impairment calculations are based on what is considered to be best estimate.

To reflect that carbon will have a cost for all our assets
the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or
where Equinor has not established specific estimates.

Equinor fourth quarter 2021

The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at
8.50, the NOK/EUR at 10.0 and the USD/GBP rate at 1.35.
The Weighted Average Cost of Capital (WACC)

rate is 5%. This rate is basically the interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment. Typically, the rate will decrease for assets/projects where the revenue is secured by fixed fees or government grants.

7 Provisions, commitments, contingent liabilities and contingent assets and related parties
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 2,711 million to USD 17,417 million compared to year-end 2020, mainly due to increased discount rates, net decrease in estimates and divestments partially offset by additions.
Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Restatement of ARO due to changes in the discount rate
The discount rate used in the calculation of ARO no longer includes Equinor’s own credit risk element. See note 1 Organisation and
basis of preparation for details about this change. The impact of this ARO calculation policy change on affected financial statement
lines of previous quarters’ Condensed interim financial statements is summarised in the table below. The changes affect the relevant balance sheet totals (Total non-current assets, Total

assets, Total non-current liabilities, Total

liabilities) correspondingly.
USD million
Quarters 31.12.2019 31.03.2020 30.06.2020 30.09.2020 31.12.2020 31.03.2021 30.06.2021 30.09.2021
Provisions and other
liabilities before restatement 17,951 14,763 18097 19,191 19,731 17,817 18,890 18,954
Impact of ARO policy change 1,798 6,233 4,083 3,617 2,837 2,244 1,958 1,751
Provisions and other
liabilities after restatement 19,750 20,996 22,181 22,809 22,568 20,061 20,849 20,704
PPE before restatement 69,953 59,794 63,941 62,988 65,672 63,161 65,373 64,063
Impact of ARO policy change 1,798 6,233 4,083 3,617 2,836 2,243 1,958 1,750
PPE after restatement 71,751 66,027 68,025 66,605 68,508 65,406 67,331 65,813
Onerous contract
Due to significantly reduced expected use of a transportation agreement, Equinor provided for an onerous contract of USD 166 million
in 2020. In the third quarter 2021, this provision has been settled resulting in a payment of the settled amount and reversal of the
remaining amount of the provision. The reversal of the provision is reflected within Operating expenses in the Consolidated statement
of income.
Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de

Mercadorias - Tax on the Circulation of
Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect
tax, for which the Brazilian Industry Association challenged the law’s constitutionality. In March 2021 the plenary of Brazil’s Supreme
Court declared the State of Rio de Janeiro’s law to be unconstitutional, and the decision became final in May 2021. Following the
Supreme Court’s decision, Equinor evaluates the probability of any cash outflow in relation to the legal proceedings currently ongoing
for the Roncador and Peregrino fields to be remote. The maximum exposure for Equinor is at year-end 2021 estimated at USD 460
million. As no provisions have previously been made in the matter, the Brazilian Supreme Court’s decision does not impact Equinor’s
Condensed interim financial statements for the fourth quarter or the year 2021.
Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field,
which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the
fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued

to work towards a final settlement and
agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the
Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March

2021. Following the payment, an
adjustment to the previous provision by USD 57 million was reflected in the E&P International segment under Other Revenue. The
remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at year end is immaterial.
Mineral rights dispute along the Missouri riverbank

Equinor fourth quarter 2021

Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated
with the near shore region up to the ordinary high-water mark has been disputed. As operator of wells in those units, Equinor has a
right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the
mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several
parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor
received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited
procedural matters remain, but Equinor’s maximum exposure in the case was significantly reduced and at this stage is minor.
Amounts reflected in the matter in the Consolidated balance sheet at 31 December

2021 and in the Consolidated statement of income
during the fourth quarter and for the year 2021 are immaterial.
New Brazilian law creating uncertainty regarding certain tax incentives
In 2021, a law came into effect in Brazil in the State of Rio de Janeiro, requiring taxpayers that benefited from ICMS tax incentives (i.e.
Repetro) to deposit 10% of the savings made from such benefits into a state fund. This law had slightly different features from a
previous similar law effective in the period 2017 to 2020. Equinor is of the opinion that specific incentives relevant for the Roncador
and Peregrino fields are not in scope of the new law, nor were they in scope of the previous one. However, during 2021, as State tax authorities in Rio de Janeiro may interpret the laws differently and require deposits to be paid with the addition of fines and interests,
several legal actions to oppose such developments have been initiated by Equinor’s peers and the Brazilian Petroleum and Gas
Institute (IBP). So far, Equinor is party to two of the cases.

At year-end 2021, the maximum exposure for Equinor in these various matters has been estimated to a total of USD 112 million, the main part of which will likely have to be deposited with the relevant authorities in 2022, to avoid losing ICMS tax incentives while litigation is ongoing. Equinor is of the opinion that the laws in question
are unconstitutional, especially for Repetro incentives, and that this will be upheld in future legal proceedings. No amounts have
consequently been provided for in the accounts.
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several claims are unresolved and
currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has
provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's
best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the
resolution of these legal proceedings.
Related parties
The line item Prepayments and Financial Receivables includes USD 435 million which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD 169 million.
8 Impact of the Covid-19 pandemic
During 2021, despite some challenges from personnel absences due to illness or quarantines, Equinor has only experienced
immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The
Covid-19 pandemic continues to impact Equinor’s maintenance and development project portfolio world-wide with personnel limitation
issues causing schedule delays and cost increases, especially regarding Equinor’s

Brazilian organisation as well as certain
Norwegian development projects. The situation continues to be unpredictable and may have additional consequences for the progress
and costs of our projects.
9 Subsequent events
On 8 February 2022, the board of directors proposed a cash dividend for the fourth quarter of 2021 of USD 0.20 per share and to
introduce an extraordinary quarterly cash dividend of USD 0.20 per share for 4Q 2021 and for the first three quarters of 2022 (both
subject to annual general meeting approval). The Equinor shares will trade ex-dividend 12 May

2022 on the Oslo Børs and for ADR
holders on the New York Stock Exchange. Record date will be 13 May 2022 and payment date will be 27 May 2022.
On 8 February 2022, the Board announced an annual share buy-back programme for 2022 with up to USD 5.0 billion, including
shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting.

The annual share buy-
back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor’s net debt
to capital employed adjusted stays within the communicated ambition of 15-30 % and this is supported by commodity prices. The
purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

Equinor fourth quarter 2021

On 8 February 2022, the board of directors resolved the commencement of the first tranche of the share buy-back programme for
2022 of a total of USD 1.0 billion, including shares to be redeemed from the Norwegian

State. The first tranche will end no later than
25 March 2022.

Equinor fourth quarter 2021

Supplementary disclosures
Operational data
Quarters Change Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 Operational data 2021 2020 Change
Prices
79.7 73.5 44.2 80% Average Brent oil price (USD/bbl) 70.7 41.7 70%
77.7 70.5 42.1 85% E&P Norway average liquids price (USD/bbl) 67.6 37.4 81%
76.1 69.7 41.3 84% E&P International average liquids price (USD/bbl) 67.6 38.1 77%
67.5 60.5 34.5 95% E&P USA average liquids price (USD/bbl) 58.3 31.3 86%
75.9 69.2 40.6 87% Group average liquids price (USD/bbl) [1] 66.3 36.5 82%
663 606 367 81% Group average liquids price (NOK/bbl) [1] 570 343 66%
28.52 13.91 3.88 >100%
E&P Norway average internal gas price (USD/mmbtu)

[9]
14.43 2.26 >100%
4.84 2.90 1.34 >100%
E&P USA average internal gas price (USD/mmbtu)

[9]
2.89 1.32 >100%
28.76 12.82 5.04 >100%
Average invoiced gas prices - Europe (USD/mmbtu)

[8]
14.60 3.58 >100%
4.97 3.23 1.99 >100%
Average invoiced gas prices - North America (USD/mmbtu)

[8]
3.22 1.72 87%
6.0 5.2 0.4 >100% Refining reference margin (USD/bbl) [2] 4.0 1.5 >100%
Entitlement production (mboe per day)
656 650 616 6% E&P Norway entitlement liquids production 643 630 2%
200 203 222 (10%) E&P International entitlement liquids production 207 236 (12%)
127 98 145 (12%) E&P USA entitlement liquids production 128 163 (22%)
983 951 983 0% Group entitlement liquids production 978 1,029 (5%)
813 695 698 17% E&P Norway entitlement gas production 721 685 5%
38 27 45 (16%) E&P International entitlement gas production 40 42 (6%)
179 182 187 (4%) E&P USA entitlement gas production 193 181 6%
1,029 904 930 11% Group entitlement gas production 954 908 5%
2,012 1,855 1,912 5% Total entitlement liquids and gas production [3] 1,931 1,938 (0%)
Equity production (mboe per day)
656 650 616 6% E&P Norway equity liquids production 643 630 2%
283 289 286 (1%) E&P International equity liquids production 291 303 (4%)
137 109 166 (17%) E&P USA equity liquids production 142 187 (24%)
1,076 1,048 1,068 1% Group equity liquids production 1,076 1,120 (4%)
813 695 698 17% E&P Norway equity gas production 721 685 5%

Equinor fourth quarter 2021

56 33 53 6% E&P International equity gas production 51 49 5%
213 220 224 (5%) E&P USA equity gas production 231 216 7%
1,082 948 975 11% Group equity gas production 1,003 950 6%
2,158 1,996 2,043 6% Total equity liquids and gas production [4] 2,079 2,070 0%
REN power generation
526 304 480 10% Power generation (GWh) 1,562 1,662 (6%)
Exchange rates
Quarters Change Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 Exchange rates 2021 2020 Change
0.1146 0.1141 0.1108 3% NOK/USD average daily exchange rate 0.1163 0.1064 9%
0.1134 0.1139 0.1172 (3%) NOK/USD period-end exchange rate 0.1134 0.1172 (3%)
8.7245 8.7612 9.0279 (3%) USD/NOK average daily exchange rate 8.5991 9.4006 (9%)
8.8194 8.7788 8.5326 3% USD/NOK period-end exchange rate 8.8194 8.5326 3%
1.1433 1.1788 1.1920 (4%) EUR/USD average daily exchange rate 1.1821 1.1405 4%
1.1326 1.1579 1.2271 (8%) EUR/USD period-end exchange rate 1.1326 1.2271 (8%)

Equinor fourth quarter 2021

Health, safety and the environment
Full year Full year
Health, safety and the environment 2021 2020
Total recordable injury frequency (TRIF) 2.4 2.3
Serious Incident Frequency (SIF) 0.4 0.5
Oil and gas leakages (number of)
1)
12 11
Full year Full year
Climate 2021 2020
Upstream CO2 intensity (kg CO2/boe)
2)
7.0 8.0
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Equinor fourth quarter 2021

Reconciliation of net operating income/(loss) to adjusted

earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss)
in the fourth quarter of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 13,578 14,858 (1,060) 550 (327) (38) (405)
Total revenues and other income (772) (80) (50) - (640) (0) (1)
Changes in fair value of derivatives (173) (81) 36 - (128) - -
Periodisation of inventory hedging effect (346) - - - (346) - -
Over-/underlift (85) 1 (86) - - - -
Gain/loss on sale of assets (168) - 0 - (167) - (1)
Purchases [net of inventory variation] 342 - - - 2 - 340
Operational storage effects 2 - - - 2 - -
Eliminations 340 - - - - - 340
Operating and administrative expenses

39 35 21 4 (33) - 12
Over-/underlift 52 31 21 - - - -
Other adjustments (21) 4 - - (25) - -
Gain/loss on sale of assets 16 - - 4 - - 12
Provisions (8) - - - (8) - -
Depreciation, amortisation and net
impairment losses
1,798 - 1,777 29 (9) - (0)
Impairment 1,798 - 1,777 29 (9) - (0)
Exploration expenses 4 - 0 4 - - -
Impairment 4 - 0 4 - - -
Sum of adjustments to net operating
income/(loss)
1,411 (45) 1,749 37 (680) (0) 350
Adjusted earnings/(loss) [5] 14,989 14,813 688 587 (1,007) (38) (54)
Tax on adjusted earnings (10,592) (11,315) (180) (14) 911 8 (2)
Adjusted earnings/(loss) after tax [5] 4,397 3,498 508 574 (96) (30) (57)

Equinor fourth quarter 2021

Items impacting net operating income/(loss)
in the fourth quarter of 2020
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International*
Exploration &
Production
USA
Marketing,
Midstream &
Processing Renewables* Other* (in USD million)
Net operating income/(loss) (989) 1,803 (1,376) (559) (480) (60) (317)
Total revenues and other income 240 15 (41) - 265 1 -
Changes in fair value of derivatives (50) - - - (50) - -
Periodisation of inventory hedging effect 315 - - - 315 - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift (24) 17 (41) - - - -
Gain/loss on sale of assets (3) (3) - - - - -
Purchases [net of inventory variation] 234 - - - (69) - 303
Operational storage effects (69) - - - (69) - -
Eliminations 303 - - - - - 303
Operating and administrative expenses

(28) (18) (29) 18 (2) - 3
Over-/underlift (53) (18) (35) - - - -
Other adjustments 1 - 1 (0) - - -
Gain/loss on sale of assets 21 - - 18 - - 3
Provisions 3 - 5 - (2) - 0
Depreciation, amortisation and net
impairment losses
983 41 72 211 638 - 22
Impairment 983 41 72 211 638 - 22
Exploration expenses 317 - 160 158 - - -
Impairment 315 - 157 158 - - -
Provisions 3 - 3 - - - -
Sum of adjustments to net operating
income/(loss)
1,746 38 161 387 832 1 327
Adjusted earnings/(loss) [5] 756 1,841 (1,215) (172) 352 (59) 10
Tax on adjusted earnings (1,310) (1,133) 38 (0) (215) 9 (9)
Adjusted earnings/(loss) after tax [5] (554) 708 (1,178) (172) 137 (50) 1
* Reclassified to reflect change to
segment.

Equinor fourth quarter 2021

Items impacting net operating income/(loss)
in the full year of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 33,663 30,471 326 1,150 1,141 1,245 (671)
Total revenues and other income (1,836) (339) 43 - (155) (1,381) (4)
Changes in fair value of derivatives (146) (145) 36 - (37) - -
Periodisation of inventory hedging effect 49 - - - 49 - -
Impairment from associated companies 4 - - - - 4 -
Over-/underlift (125) (194) 69 - - - -
Gain/loss on sale of assets
1)
(1,561) - (5) - (167) (1,385) (4)
Provisions (57) - (57) - - - -
Purchases [net of inventory variation] 230 - - - (231) - 461
Operational storage effects (231) - - - (231) - -
Eliminations 461 - - - - - 461
Operating and administrative expenses

(11) 62 (32) 35 (87) - 12
Over-/underlift 23 55 (32) - - - -
Other adjustments (43) 7 - - (50) - -
Gain/loss on sale of assets 47 - - 35 - - 12
Provisions (37) - - - (37) - -
Depreciation, amortisation and net
impairment losses
1,288 (1,102) 1,587 69 718 - 17
Impairment 2,963 276 1,836 116 718 - 17
Reversal of impairment (1,675) (1,379) (250) (47) - - -
Exploration expenses 152 7 101 44 - - -
Impairment 175 7 101 66 - - -
Reversal of impairment (22) - - (22) - - -
Sum of adjustments to net operating
income/(loss)
1)
(177) (1,372) 1,698 147 245 (1,381) 485
Adjusted earnings/(loss) [5]
1)
33,486 29,099 2,025 1,297 1,386 (136) (185)
Tax on adjusted earnings
1)
(23,445) (21,816) (670) (16) (1,006) 23 40
Adjusted earnings/(loss) after tax [5]
1)
10,042 7,283 1,355 1,281 379 (112) (145)
1) REN and Group numbers are restated following

a change in the policy for adjusted earnings.

For more information, see Use and
reconciliation of non-GAAP financial measures in the

Supplementary disclosures.

Equinor fourth quarter 2021

Items impacting net operating income/(loss)
in the full year of 2020
Equinor
group
Exploration
&
Production
Norway
Exploration
& Production
International
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Renewables
* Other* (in USD million)
Net operating income/(loss) (3,423) 3,097 (3,565) (3,512) 359 (35) 233
Total revenues and other income 90 68 (194) - 213 3 -
Changes in fair value of derivatives 2 6 - - (5) - -
Periodisation of inventory hedging effect 224 - - - 224 - -
Impairment from associated companies 3 - - - - 3 -
Over-/underlift (130) 64 (194) - - - -
Gain/loss on sale of assets (9) (3) - - (6) - -
Purchases [net of inventory variation] (168) - - - 127 - (296)
Operational storage effects 127 - - - 127 - -
Eliminations (296) - - - - - (296)
Operating and administrative expenses 378 (39) 127 50 245 - (4)
Over-/underlift 70 (39) 108 - - - -
Change in accounting policy
1)
1 - 1 (0) - - -
Gain/loss on sale of assets 23 - - 20 - - 3
Provisions 285 - 17 30 245 - (7)
Depreciation, amortisation and net
impairment losses
5,715 1,260 1,426 1,938 1,060 - 32
Impairment 5,934 1,260 1,473 2,109 1,060 - 32
Reversal of impairment (218) - (47) (171) - - -
Exploration expenses 1,345 5 511 829 - - -
Impairment 1,397 5 508 885 - - -
Reversal of impairment (63) - - (63) - - -
Provisions 11 - 4 7 - - -
Sum of adjustments to net operating
income/(loss)
7,361 1,294 1,870 2,816 1,645 3 (268)
Adjusted earnings/(loss) [5] 3,938 4,391 (1,695) (696) 2,004 (32) (35)
Tax on adjusted earnings (3,014) (2,397) 347 (0) (1,187) 8 215
Adjusted earnings/(loss) after tax [5] 924 1,994 (1,348) (696) 817 (24) 180
* Reclassified to reflect change to

Equinor fourth quarter 2021

Items impacting net operating income/(loss)
in the third quarter of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 9,567 7,846 534 244 924 (27) 45
Total revenues and other income 869 (95) 105 - 864 (1) (3)
Changes in fair value of derivatives 71 (44) - - 115 - -
Periodisation of inventory hedging effect 748 - - - 748 - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 60 (50) 110 - - - -
Gain/loss on sale of assets (11) - (5) - - (2) (3)
Purchases [net of inventory variation] (75) - - - (42) - (33)
Operational storage effects (42) - - - (42) - -
Eliminations (33) - - - - - (33)
Operating and administrative expenses

(78) (18) (32) 16 (44) - -
Over-/underlift (50) (18) (32) - - - -
Gain/loss on sale of assets 16 - - 16 - - -
Provisions (44) - - - (44) - -
Depreciation, amortisation and net
impairment losses
(531) (975) (53) 11 485 - (0)
Impairment 543 - - 58 485 - (0)
Reversal of Impairment (1,075) (975) (53) (47) - - -
Exploration expenses 19 0 2 16 - - -
Impairment 41 0 2 39 - - -
Reversal of Impairment (22) - - (22) - - -
Sum of adjustments to net operating
income/(loss)
204 (1,087) 22 44 1,263 (1) (36)
Adjusted earnings/(loss) [5] 9,771 6,760 556 288 2,187 (28) 9
Tax on adjusted earnings (6,994) (5,059) (178) (3) (1,760) 6 (0)
Adjusted earnings/(loss) after tax [5] 2,777 1,700 378 285 428 (22) 9

Equinor fourth quarter 2021

Adjusted earnings after tax by reporting segment
Quarters
Q4 2021 Q3 2021 Q4 2020*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 14,813 (11,315) 3,498 6,760 (5,059) 1,700 1,841 (1,133) 708
E&P International 688 (180) 508 556 (178) 378 (1,215) 38 (1,178)
E&P USA 587 (14) 574 288 (3) 285 (172) (0) (172)
MMP (1,007) 911 (96) 2,187 (1,760) 428 352 (215) 137
REN (38) 8 (30) (28) 6 (22) (59) 9 (50)
Other (54) (2) (57) 9 (0) 9 10 (9) 1
Total Equinor consolidation 14,989 (10,592) 4,397 9,771 (6,994) 2,777 756 (1,310) (554)
Effective tax rates on adjusted
earnings 70.7% 71.6% 173.2%
* REN and Other segment have been reclassified

to reflect change to segments.
Full year
2021* 2020**
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 29,099 (21,816) 7,283 4,391 (2,397) 1,994
E&P International 2,025 (670) 1,355 (1,695) 347 (1,348)
E&P USA 1,297 (16) 1,281 (696) (0) (696)
MMP 1,386 (1,006) 379 2,004 (1,187) 817
REN (136) 23 (112) (32) 8 (24)
Other (185) 40 (145) (35) 215 180
Total Equinor consolidation 33,486 (23,445) 10,042 3,938 (3,014) 924
Effective tax rates on adjusted earnings 70.0% 76.5%
* REN and Group numbers are restated following a

change in the policy for adjusted earnings.

For more information, see Use and reconciliation

of non-GAAP financial measures in the Supplementary

disclosures.
** REN and Other segment have been reclassified

to reflect change to segments.

Equinor fourth quarter 2021

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

Full year
Q4 2021 Q3 2021 Q4 2020
(in USD million)
2021 2020
13,578 9,567 (989) Net operating income/(loss) A 33,663 (3,423)
10,033 7,880 844 Income tax less tax on net financial items B 23,800 1,552
3,545 1,687 (1,834) Net operating income after tax C = A-B 9,862 (4,975)
1,411 204 1,746 Items impacting net operating income
1)
D

(177)
2)
7,361
559 (886) 466 Tax on items impacting net operating income E

(356)
2)
1,462
4,397 2,777 (554) Adjusted earnings after tax [5] F = C+D-E

10,042
2)
924
(443) (536) (410) Net financial items G (2,080) (836)
267 258 (171) Tax on net financial items H 793 315
3,370 1,409 (2,416) Net income/(loss) I = C+G+H 8,576 (5,496)
1) Represents the total adjustments to net operating

income made to arrive at adjusted earnings

(i.e., adjusted purchases, adjusted operating
and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted

exploration expenses, each of which
are presented and reconciled to the relevant

related IFRS figure for the periods presented

in this report).
2) Restated following a change in the policy for

adjusted earnings. For more information,

see Use and reconciliation of non-GAAP financial
measures in the Supplementary disclosures.

Equinor fourth quarter 2021

Adjusted earnings MMP break down
Quarters Change Adjusted earnings break down Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
(1,274) 1,972 226 N/A Natural Gas Europe 749 1,199 (37%)
(31) 111 22 N/A Natural Gas US 118 10 >100%
(15) 159 107 N/A Liquids 358 891 (60%)
313 (55) (3) N/A Other 160 (96) N/A
(1,007) 2,187 352 N/A Adjusted earnings MMP 1,386 2,004 (31%)
Adjusted exploration expenses
Quarters Change Adjusted exploration expenses Full year
Q4 2021 Q3 2021 Q4 2020 Q4 on Q4 (in USD million) 2021 2020 Change
114 108 101 13% E&P Norway exploration expenditures 522 470 11%
97 12 94 3% E&P International exploration expenditures 369 692 (47%)
59 31 25 >100% E&P USA exploration expenditures 136 211 (35%)
269 151 220 22%
1)
Group exploration expenditures 1,027 1,371 (25%)
2)
(2) 62 969 N/A Expensed, previously capitalised exploration expenditures 19 1,169 (98%)
(65) (6) 65 N/A
Capitalised share of current period's exploration

activity
(194) (394) (51%)
4 19 315 (99%) Impairment (reversal of impairment) 152 1,337 (89%)
206 226 1,569 (87%) Exploration expenses according to IFRS 1,004 3,483 (71%)
(4) (19) (317) (99%) Items impacting net operating income/(loss)
3)
(152) (1,345) (89%)
202 207 1,252 (84%) Adjusted exploration expenses 852 2,138 (60%)
1) 14 wells with activity with 4 completed

in the fourth quarter of 2021 compared to 20

wells with 8 completed in the fourth quarter of 2020.

2) 31 wells with activity with 21 completed in

2021 compared to 46 wells with activity with

34 completed in 2020.
3) For items impacting net operating income/(loss),

see Reconciliation of net operating income/(loss)

to adjusted earnings in the
Supplementary disclosures.
Calculated ROACE

Equinor fourth quarter 2021

Calculated ROACE based on Adjusted earnings after

tax and capital employed [5]
31 December

(in USD million, except percentages) 2021 2020
Adjusted earnings after tax (A) 10,042 924
Average capital employed adjusted (B) 44,153 51,823
Calculated ROACE based on Adjusted earnings

after tax and capital employed (A/B)
22.7% 1.8%

Equinor fourth quarter 2021

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 31
December
At 30
September
At 31
December
(in USD million) 2021 2021 2020
Shareholders' equity 39,010 37,018 33,873
Non-controlling interests 14 16 19
Total equity

A 39,024 37,034 33,892
Current finance debt and lease liabilities 6,386 4,086 5,777
Non-current finance debt and lease liabilities 29,854 30,464 32,338
Gross interest-bearing debt B 36,239 34,549 38,115
Cash and cash equivalents 14,126 13,815 6,757
Current financial investments 21,246 15,032 11,865
Cash and cash equivalents and financial investment

C 35,372 28,847 18,621
Net interest-bearing debt [10] B1 = B-C 867 5,703 19,493
Other interest-bearing elements

1)
2,369 1,173 627
Normalisation for cash-build up before tax payment

(50% of Tax Payment)

2)
- 2,492 -
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities
[5] B2 3,236 9,368 20,121
Lease liabilities 3,562 3,755 4,405
Net interest-bearing debt adjusted [5] B3 (326) 5,613 15,716
Calculation of capital employed [5]
Capital employed A+B1 39,891 42,737 53,385

Equinor fourth quarter 2021

Capital employed adjusted, including lease liabilities A+B2 42,259 46,402 54,012
Capital employed adjusted A+B3 38,697 42,647 49,608
Calculated net debt to capital employed [5]
Net debt to capital employed (B1)/(A+B1) 2.2% 13.3% 36.5%
Net debt to capital employed adjusted, including lease

liabilities
(B2)/(A+B2) 7.7% 20.2% 37.3%
Net debt to capital employed adjusted (B3)/(A+B3) -0.8% 13.2% 31.7%
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.
2)

Adjustment to net interest-bearing debt for cash

build-up in the first quarter and the third

quarter before tax payment on 1 April and

1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments

between the four quarters and
hence a more representative net interest-bearing

debt.

Equinor fourth quarter 2021

USE AND RECONCILIATION

OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial

measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense

(or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
●
Return on average capital employed after tax (ROACE)

– this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed,
regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income
before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with
GAAP or ratios based on these figures. Average capital employed adjusted at 31 December 2021 is calculated as the average of
the capital employed adjusted at 31 December 2021 and at 31 December 2020 as presented in the table Calculation of capital
employed and net debt to capital employed ratio earlier in this report. For a reconciliation for adjusted earnings after tax, see
Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report.
●
Capital employed adjusted –
this measure is defined as Equinor's total equity (including non-controlling interests) and net
interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of

Equinor fourth quarter 2021

capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.

Equinor fourth quarter 2021

●
Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD

2.2 billion in the fourth quarter
of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and
other investments with significant different cash flow pattern. In the fourth quarter of 2021, a total of USD 0.1 billion is excluded in
the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its
most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to
determine organic capital expenditures cannot be predicted with reasonable certainty.
●
Gross capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments
in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Free cash flow for the fourth quarter of 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 18.0 billion),

taxes paid (negative USD 6.7
billion), capital expenditures and investments (negative USD 2.2 billion), (increase)/decrease in other items interest-bearing (USD
0.2 billion), proceeds from sale of assets and businesses (USD 0.1 billion), dividend paid (negative

USD 0.6 billion) and share
buy-back (negative USD 0.2 billion), resulting in a free cash flow of USD 8.6 billion in the fourth quarter of 2021.
●
Free cash flow for the full year of 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows
provided by operating activities before taxes paid and working capital items (USD 42.0 billion),

taxes paid (negative USD 8.6
billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments

(negative USD 8.0
billion), (increase)/decrease in other items interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD
1.9 billion), dividend paid (negative USD 1.8 billion) and share buy-back (negative USD 0.3 billion), resulting in a free cash flow of
USD 25.0 billion in the full year of 2021.
Amended principles for adjusted earnings with effect from the third quarter of 2021:
With effect from the third quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised
in Adjusted earnings for the Renewables segment. With effect from the first quarter of 2021 such gain or loss was included as part of
the adjusted earnings performance measure, while as of the third quarter of 2021 such gain or loss will be excluded. This is in
accordance with the policy prior to the first quarter of 2021 for the adjusted earnings performance measure for the segment. The
change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or
loss already are excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no
impact on the comparable numbers for 2020.
The change in policy for gain or loss from sales of assets on the Renewables segment are made in order to ensure consistent
presentation of gain or loss from sale of assets between reporting segments in the adjusted earnings performance measure.
Impact of policy change As reported Impact Restated As reported Impact Restated
Renewables segment Q1 2021 Q1 2021 Q1 2021 First half
2021
First half
2021
First half
2021
Adjusted total revenues and other income 1,384 (1,382) 2 1,386 (1,382) 3
Adjusted earnings [5] 1,344 (1,382) (38) 1,313 (1,382) (70)
Adjusted earnings after tax [5] 1,339 (1,373) (34) 1,312 (1,373) (61)
Impact of policy change As reported Impact Restated As reported Impact Restated
Equinor group Q1 2021 Q1 2021 Q1 2021
First half
2021
First half
2021
First half
2021
Adjusted total revenues and other income 17,287 (1,382) 15,945 34,500 (1,382) 33,118
Adjusted earnings [5] 5,467 (1,382) 4,085 10,109 (1,382) 8,726
Adjusted earnings after tax [5] 2,662 (1,373) 1,289 4,240 (1,373) 2,867
No other periods or line items were affected by the policy change.

Equinor fourth quarter 2021

Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include
contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are
excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives
related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial
derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the
value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only
realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying
performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
●
Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is
matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e.,

level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation,

early retirement, etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial
measures in Equinor's 2020 Annual Report and Form 20-F.

Equinor fourth quarter 2021

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the
commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide
greenhouse gas emissions by 50% by 2030; future financial performance, including cash flow and liquidity;

accounting policies; the
ambition to grow cash flow and returns; plans to improve return on average capital employed (ROACE)

and competitive capital
distribution; expectations regarding returns from Equinor’s oil and gas portfolio; plans to develop fields and increase gas exports;
plans for renewables production capacity and investments in renewables; expectations regarding development of renewables
projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity
price assumptions; organic capital expenditures through 2025; estimates regarding production; the ambition to keep unit of production
cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production;

completion and
results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-
back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements.
Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among

OPEC+
members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable
opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements
triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate
change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity);
ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure;

political and
social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian
state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance
coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as
majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-
producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes;
exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk;

general economic conditions; and
other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's
business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020,

filed with the U.S. Securities
and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual

Report and Form 20-F
is available at Equinor's website www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings
with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor fourth quarter 2021

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin
is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference
margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput,

product yields, freight
cost, inventory, etc.
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5.
These are non-GAAP figures.

See Use and reconciliation of non-GAAP financial measures in the report for more details. For
ROACE, see table Calculated ROACE in the Supplementary disclosures for more details.
6.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Petroleum and Energy

(MPE), is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk as well as related expenditures are refunded by the State.

The Minister of Trade,

Industry
and Fisheries took over the constitutional responsibility for following-up of the Norwegian

State's ownership in Equinor with effect
from 1 July 2021. The responsibility for the Norwegian State's shareholding in Equinor was transferred from the Ministry of
Petroleum and Energy to the Ministry of Trade,

Industry and Fisheries on 1 January 2022.
7.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The
growth percentage is based on historical production numbers, adjusted for portfolio measures.
8.
The group's average invoiced gas prices include volumes sold by the MMP segment.
9.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
10.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)

Equinor fourth quarter 2021

Dated: 9 February, 2022
By: ___/s/ Ulrica Fearn
Name: Ulrica Fearn
Title:

Chief Financial Officer